Filed pursuant to Rule 424 (b)(3)
Under the Securities Act of  1933, as amended
Registration No. 333-175168

OMAGINE, INC.
3,244,216 SHARES OF COMMON STOCK
PROSPECTUS

This prospectus (“Prospectus”) relates to the public offering of up to 3,244,216 shares (the “Shares”) of our common stock, par value $.001 per share (“Common Stock”) by YA Global Master SPV Ltd. (“YA Master”) or any of YA Master’s pledgees, assignees or successors-in-interest (each a “Selling Stockholder”). The United States Securities and Exchange Commission (“SEC”) may take the view that, under certain circumstances, any broker-dealers or agents that participate with a Selling Stockholder in the distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. YA Master has informed us that it is an “underwriter” within the meaning of the Securities Act. A Selling Stockholder may sell Common Stock from time to time at then prevailing market prices or in negotiated transactions in the principal market on which the Company’s Common Stock is quoted and traded. We will not receive any of the proceeds from sales of the Shares being sold by a Selling Stockholder. We will pay the expenses of registering the Shares.

The Common Stock is quoted on the Over-The-Counter Bulletin Board and trades under the symbol “OMAG”.  The last reported sale price of the Common Stock on the Over-the-Counter Bulletin Board on August 15, 2011 was $4.55 per share.

The Selling Stockholder is offering the Shares. The Selling Stockholder may sell all or a portion of the Shares from time to time in market transactions through any market on which our Common Stock is then traded, in negotiated transactions or otherwise, and at prices and on terms determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. A Selling Stockholder will receive all proceeds from such sales of Shares. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 3.

We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 25, 2011.

You should rely only on the information contained in this Prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this Prospectus. The information contained in this Prospectus is complete and accurate only as of the date on the front cover page of this Prospectus, regardless of when the time of delivery of this Prospectus or the sale of any Common Stock occurs. The Selling Stockholders may not sell the securities until the registration statement filed with the Securities and Exchange Commission (“Registration Statement”) is effective. This Prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the Common Stock in any jurisdiction in which the offer or sale is not permitted.

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OMAGINE, INC.

You may only rely on the information contained in this Prospectus or that we have referred you to via this Prospectus. We have not authorized anyone to provide you with different or further information. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made in connection with this Prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this Prospectus or that the information contained herein by reference thereto in this Prospectus is correct as of any time after its date.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the Common Stock. Before making an investment decision, you should read the entire Prospectus carefully, including the "RISK FACTORS" section, the financial statements and the notes to the financial statements. As used throughout this Registration Statement and Prospectus, the term “Registrant” refers to Omagine, Inc. and the terms "Company", "we," "us," or "our" refer to Omagine, Inc. and its consolidated subsidiaries unless the context otherwise requires.

General

Omagine, Inc. is the successor to Alfa International Corp. which was incorporated in New Jersey in 1978. In October 2004 the Registrant changed its corporate domicile from New Jersey to Delaware and in June 2007 the Registrant changed its corporate name to Omagine, Inc.  In November 2009 Omagine, Inc. formed Omagine LLC, a limited liability company organized under the laws of the Sultanate of Oman (“Oman”), as its wholly owned subsidiary in Oman. In May 2011, the Registrant and three (3) new investors (the “New Shareholders”) signed a shareholders’ agreement with respect to Omagine LLC (the “Shareholder Agreement”). Pursuant to the provisions of the Shareholder Agreement (see Exhibit 10.4 hereto), Omagine, Inc. reduced its 100% ownership of Omagine LLC to sixty percent (60%) and Omagine LLC sold newly issued shares of its capital stock to the New Shareholders and to Omagine, Inc. for an aggregate investment amount of approximately $70.1 million. The Company has proposed to the Government of Oman (the "Government") the development of a real estate and tourism project (the "Omagine Project") to be developed in Oman by Omagine LLC. We anticipate that the Omagine Project will be developed on one million square meters (equal to approximately 245 acres) of beachfront land facing the Gulf of Oman (the "Omagine Site") just west of Oman’s capital city of Muscat and near Muscat International Airport. Omagine LLC will design, develop, own and operate the entire Omagine Project. The Omagine Project is planned to be an integration of cultural, educational, entertainment and residential components, including: a theme park containing seven pearl shaped buildings, each approximately 60 feet in diameter, associated exhibition buildings, a boardwalk, an open air amphitheater and stage; open space green areas; a canal and an enclosed harbor and marina area; associated retail shops and restaurants, entertainment venues, boat slips, and docking facilities; a five-star resort hotel, a four-star hotel and possibly an additional three or four-star hotel; commercial office buildings; shopping and retail establishments integrated with the hotels, and approximately two thousand residences to be developed for sale.

Omagine, Inc. is a holding company which conducts substantially all its operations through its sixty percent (60%) owned subsidiary Omagine LLC, an Omani limited liability company. Omagine LLC is engaged primarily in the business of real estate development in Oman. The Registrant also has a wholly-owned subsidiary Journey of Light, Inc., a New York corporation ("JOL").

Our website address is www.omagine.com . Our website and the information contained on our website are not incorporated into this Prospectus or the Registration Statement of which it forms a part. Further, our references to the URLs for our website are intended to be inactive textual references only.

Our principal executive offices are located at 350 Fifth Avenue, Suite 1103, New York, N.Y. 10118. Our telephone number is (212) 563-4141.

About This Offering

On December 30, 2009, the Registrant effected a 1-for-100 reverse split of its Common Stock (“Reverse Split“) followed immediately by a 20-for-1 forward split of its Common Stock (“Forward Split “) (collectively, the “Stock Splits”). Except as otherwise noted herein, all share amounts mentioned herein and in the financial statements contained herein give retroactive effect to the Stock Splits.

This Prospectus relates to a total of up to 3,244,216 shares of Common Stock of Omagine, Inc. offered by the Selling Stockholder. The Selling Stockholder owns 244,216 of these shares as of the date hereof and 3,000,000 of these shares may be issued to the Selling Stockholder under the New SEDA (as that term is defined below).

May 2011 Standby Equity Distribution Agreement

On May 4, 2011, the Company entered into a Standby Equity Distribution Agreement (the "May SEDA") with YA Master and on June 21, 2011, the Company and YA Master entered into an agreement amending the May SEDA (the “Amendment Agreement”). The May SEDA and the Amendment Agreement are collectively referred to herein as the “New SEDA”. Pursuant to the New SEDA the Company, at its sole discretion and upon giving written notice to YA Master (an “Advance Notice”), may periodically sell shares of its Common Stock to YA Master. For each share of Common Stock purchased under the New SEDA, YA Master will pay to the Company ninety-five percent (95%) of the lowest daily volume weighted average price of the Common Stock as quoted by Bloomberg, LP, during the five (5) consecutive Trading Days (as such term is defined in the New SEDA) immediately subsequent to the date of the relevant Advance Notice (the “Purchase Price”). The Company is not obligated to sell any shares of Common Stock to YA Master but may, over the term of the New SEDA and in its sole discretion, sell to YA Master that number of shares of Common Stock valued at the Purchase Price from time to time in effect that equals up to ten million dollars ($10,000,000) in the aggregate. YA Master's obligation to purchase shares of Common Stock under the New SEDA is subject to certain conditions, including (i) the Company obtaining an effective registration statement for the shares of Common Stock sold under the New SEDA (“Registration Statement”) and (ii) periodic sales of shares of Common Stock to YA Master must be separated by a time period equal to five Trading Days, and (iii) the amount of any individual periodic sale designated by the Company in any Advance Notice shall not exceed the greater of (i) two hundred thousand dollars ($200,000), or (ii) the average of the “Daily Value Traded” for each of the five (5) Trading Days prior to the relevant Advance Notice where Daily Value Traded is the product obtained by multiplying the daily trading volume of the Common Stock for such Trading Day by the closing bid price of the Common Stock for such Trading Day.

The 3,244,216 shares of Common Stock included in this Prospectus represent the 244,216 shares owned by the Selling Stockholder as of the date hereof and 3,000,000 shares issuable under the New SEDA (collectively, the “Resale Shares”). The New SEDA automatically expires on the first day of the month next following the 24-month anniversary of the date on which the SEC first declares effective a Registration Statement registering the Resale Shares.

Number of Shares Outstanding After This Offering

As of August 15, 2011, we had 12,715,262 shares of our Common Stock issued and outstanding. The number of shares of Common stock outstanding after this offering will be 15,715,262.

The Offering

Common Stock outstanding prior to the offering	12,715,262 (as of August 15, 2011)

Common Stock offered by the Selling Stockholder	Up to 3,244,216 shares

Common Stock to be outstanding after the offering	15,715,262

Use of proceeds	We will not receive any proceeds from the resale by the Selling Stockholder of the Common Stock hereunder. See “Use of Proceeds” for a complete description.

Use of proceeds

We will not receive any of the proceeds resulting from the sale of the shares of Common Stock held by the Selling Stockholder.

RISK FACTORS

You should carefully consider the risks described below as well as other information provided to you in this document, including information in the section of this document entitled “Information Regarding Forward Looking Statements”. If any of the following risks actually cause the occurrence of adverse circumstances, the Company’s business, financial condition or results of operations could be materially adversely affected, the value of the Company’s Common Stock could decline and you may lose all or part of your investment.

Risks Related to Our Company and Our Business

We have no history of profitability from the development of real estate.

The Omagine Project may never come to fruition, and if it does it still may never result in a profit to the Company. Sales of our real estate development properties, and income, if any, from the Omagine Project may never generate sufficient revenues to fund our continuing operations. We may never generate positive cash flow or attain profitability in the future.

Because of our limited history and the potential for competition, an investment in our Company is inherently risky.

Because we are a company with a limited history, our operations are subject to numerous risks similar to those of a start-up company. We expect the real estate development business to be highly competitive because many developers have access to the same market. Substantially all of them have greater financial resources and longer operating histories than we have and can be expected to compete within the business in which we engage and intend to engage. We cannot assure that we will have the necessary resources to be competitive.

We may not be able to conduct successful operations in the future.

The results of our operations will depend, among other things, upon our ability to develop and market the Omagine Project. Furthermore, our proposed operations may not generate income sufficient to meet operating expenses or may generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain ourselves. Our operations may be affected by many factors, some known by us, some unknown, and some which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an ongoing enterprise and might cause the investment of our shareholders to be impaired or lost.

To fully develop our business plan we will need additional financing.

For the foreseeable future, we expect to rely principally upon financing from sales of Common Stock made pursuant to the New SEDA as we have done with the SEDA since the second quarter of our 2009 fiscal year. We have also raised limited private placement funds during the past several years and may be required to do so in the future. We cannot guarantee the success of this plan. We will have to obtain additional financing in order to conduct our business in a manner consistent with our proposed operations. There is no guaranty that additional funds will be available when, and if, needed. If we are unable to obtain financing, or if its terms are too costly, we may be forced to curtail expansion of operations until such time as alternative financing may be arranged, which could have a materially adverse impact on our operations and our shareholders' investment.

We anticipate that we will be subject to intense competition.

We will face intense competition in the development of real estate in Oman. Other developers have started developing real estate in nearby areas with similar residential developments.

Even after entering into the New SEDA, we lack capital.

Even after our entry into the New SEDA, we lack the capital necessary to independently sustain our operations. Management is actively negotiating financing through other equity investor sources in order to meet its working capital needs. There can be no guaranty that additional funds will be available. If we are unable to obtain additional financing, or if its terms are too costly, we may be forced to curtail expansion of operations until such time as alternative financing may be arranged which could have a materially adverse impact on our operations and our shareholders' investments.

Our ultimate success will be dependent upon management.

Our success is dependent upon the decision making ability of our directors and executive officers, who are Frank J. Drohan, Charles P. Kuczynski, Salvatore J. Bucchere, Kevin O’C. Green and Louis J. Lombardo. The loss of any or all of these individuals could have a material adverse impact on our operations. We do not presently have a written employment agreement with any of our officers or directors (See: Executive Compensation – Employment Agreements).  We have not obtained key man life insurance on the lives of any of these individuals.

We are subject to risks associated with investments in real estate.

The value of our proposed properties and our income therefrom may decline due to developments that adversely affect real estate generally and those that are specific to our properties. General factors that may adversely affect our potential real estate holdings include:

●	increases in interest rates;

●	adverse changes in foreign exchange rates;

●	a decline in prevailing rental rates for the properties we intend to own and lease;

●	a general tightening of the availability of credit;

●	a decline in the economic conditions in Oman;

●	an increase in competition for customers or a decrease in demand by customers for the residential and commercial properties we plan to develop and offer for sale;

●	a decline in prevailing sales prices for the properties we intend to develop and offer for sale;

●	an increase in supply in Oman of property types similar to that being developed by us;

●	declines in consumer spending during an economic recession or recovery from an economic recession that adversely affect our revenue; and

●
the adoption by the relevant government authorities in Oman of more restrictive laws and governmental regulations, including more restrictive zoning, land use, building or environmental regulations or increased real estate taxes.

Additional factors may adversely affect the value of our proposed properties and our income therefrom, including:

●	adverse changes in the perceptions of prospective purchasers or users of the attractiveness of the properties developed by us;

●	opposition from local community or political groups with respect to development or construction at a particular site;

●	a change in existing comprehensive zoning plans or zoning or environmental regulations that impose additional restrictions on use or requirements with respect to the properties to be developed by us;

●	our inability to provide adequate management and maintenance or to obtain adequate insurance for the properties to be developed by us;

●	an increase in operating costs;

●	new development of a competitor's property in close proximity to the Omagine Project;

●	earthquakes, floods or underinsured or uninsured natural disasters; and

●	terrorism, political instability or civil unrest in Oman or the Middle East & North Africa (“MENA”) region.

The occurrence of one or more of the above risks could result in significant delays or unexpected expenses. If any of these occur, we may not achieve our projected returns on the Omagine Project and we could lose some or all of our investment in Omagine LLC and the Omagine Project.

We are subject to risks associated with real estate development.

The Omagine Project is subject to significant risks relating to Omagine LLC’s ability to complete it on time and within budget. Factors that may result in the Omagine Project or any other development project we may undertake in Oman exceeding budget or being prevented from completion include:

●	an inability to secure sufficient financing on favorable terms, including an inability to refinance construction loans;

●	failure to sign a development agreement with the Government of Oman;

●
the negative effects presently in the marketplace from the worldwide economic slowdown and banking crisis of 2008, including: the tighter lending standards instituted by banks and financial institutions in the MENA region, the reduced availability of credit facilities from banks in the MENA region, the reduction in the prices of housing and commercial properties in Oman and the fall of consumer and/or business confidence; any one or all of which could affect Omagine LLC’s ability to sell homes and to sell and/or lease commercial properties and/or secure financing;

●	construction delays or cost overruns, either of which may increase project development costs;

●	an increase in commodity costs;

●	an inability to obtain zoning, environmental, occupancy or other required Oman governmental permits, approvals and authorizations.

If any of the forgoing occurs, we may not achieve our projected returns on the Omagine Project and we could lose some or all of our investment in Omagine LLC and the Omagine Project or in other properties we may then have under development.

We are vulnerable to concentration risks because our proposed operations are presently exclusively in Oman and our future operations are planned to be exclusively in Oman and the MENA market. Our real estate activities are presently concentrated exclusively on the Omagine Project to be located in Oman. Because of such geographic and project specific concentration, our operations are more vulnerable to local economic downturns and adverse project-specific risks than those of larger, more diversified companies.

The performance of Oman’s economy greatly affects our prospects for sales and revenue growth and consequently the underlying values of the properties to be developed by us. The Oman economy is heavily influenced by the prices of crude oil and natural gas which are Oman’s main export products and sources of revenue. Fluctuations in the international price of crude oil affects Oman’s revenue and budget considerations and a decrease in government supported projects and employment through budget cuts or otherwise, could adversely affect the economy in Oman.

Our results of operations and financial condition are greatly affected by the performance of the real estate industry.

Our real estate activities are subject to numerous factors beyond our control, including local real estate market conditions in Oman and in areas where our potential customers reside, substantial existing and potential competition, general economic conditions in Oman, the MENA region and internationally, fluctuations in interest rates and mortgage availability and changes in demographic conditions. Real estate markets have historically been subject to strong periodic cycles driven by numerous factors beyond the control of market participants.

Real estate investments often cannot easily be converted into cash and market values may be adversely affected by economic circumstances, market fundamentals, competition and demographic conditions. Because of the effect these factors have on real estate values, it is difficult to predict with certainty the sales prices that will be realized for individual assets or the level of future sales revenue that will be realized from the operation and/or leasing of various properties.

Our real estate operations will also be dependent upon the availability and cost of mortgage financing for our potential customers to the extent they finance the purchase from us of the residences or any of the commercial properties we intend to develop.

The real estate business is very competitive and many of our competitors are larger and financially stronger than we are.

The real estate business is highly competitive. We compete with a large number of companies and individuals, and many of them have significantly greater financial and other resources than we have. Our competitors include local developers who are committed primarily to the Oman market and also international developers who acquire properties throughout the MENA region. Because we are a company with a limited history, our operations are subject to numerous risks similar to those of a start-up company. We cannot assure that we will have the necessary resources to be competitive.

Our operations are subject to natural and political risks.

Our performance may be adversely affected by weather conditions that delay development or damage property.

The recent civil and political unrest in the MENA region, the U.S. military intervention in Iraq, the terrorist attacks in the U.S., Europe and the MENA region, and the potential for additional future terrorist acts and civil and/or political unrest have created economic, political and social uncertainties that could materially and adversely affect our business. Further acts of civil and/or political unrest or terrorism could be directed against Oman or the U.S. domestically or abroad. These acts of terrorism or civil unrest could be directed against properties and personnel of American companies that work abroad, particularly companies such as ours that operate in the Middle East. Civil and/or political unrest, terrorism, war and/or military developments may materially and adversely affect our business and profitability and the prices of our Common Stock in ways that we cannot predict at this time.

Risks Relating to Our Common Stock

Our stock price may be volatile and you may not be able to resell your shares at or above your purchase price.

There has been, and continues to be, a limited public market for our Common Stock. Although our Common Stock trades on the Over-the-Counter Bulletin Board, an active trading market for our shares has not developed, and may never develop or be sustained. If you purchase shares of our Common Stock, you may not be able to resell those shares at or above the price you paid. The market price of our Common Stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

●	changes in market valuations of other real estate companies, particularly those that sell products similar to ours;

●	announcements by us or our competitors of significant innovations, acquisitions, strategic investors or partnerships, joint ventures or capital commitments;

●	departure of key personnel.

Much of our Common Stock is currently restricted. As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well.

Our Common Stock has a limited public trading market.

While our Common Stock currently trades in the Over-the-Counter market on the Bulletin Board, the market for our Common Stock is limited and sporadic. We cannot assure that such market will improve in the future, even if our Common Stock is ever listed on a national stock exchange. We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market for our Common Stock does develop, the price may be highly volatile. The factors which we have discussed in this document may have a significant impact on the market price of the Common Stock. The relatively low price of our Common Stock may keep many brokerage firms from engaging in transactions in our Common Stock.

The Over-the-Counter market for stock such as ours has had extreme price and volume fluctuations.

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and in the investment markets generally, as well as economic conditions and annual variations in our operational results may have a negative effect on the market price of our Common Stock.

Additional stock offerings may dilute current stockholders.

Given our plans and our expectation that we may need additional capital and personnel, we may need to issue additional shares of capital stock or securities convertible into or exercisable for shares of capital stock, including preferred stock, options or warrants. The issuance of additional capital stock may dilute the ownership of our current stockholders.

Our management collectively beneficially owns 15.7% of our presently outstanding Common Stock and this concentration of ownership may have the effect of preventing a change in control.

Collectively our officers and directors beneficially own approximately fifteen and seven-tenths percent (15.7%) of our outstanding shares of Common Stock. As a result, if our officers and directors act in concert, they will have the ability by virtue of their voting power to exercise substantial influence over our business with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

Our ability to issue preferred stock may adversely affect the rights of holders of our Common Stock and may make takeovers more difficult, possibly preventing you from obtaining the optimal share price.

Our Certificate of Incorporation authorizes the issuance of shares of "blank check" preferred stock, which would have the designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Our Common Stock will be subject to the “penny stock” rules of the SEC, which may make it more difficult for you to sell our Common Stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that:

●	the broker or dealer approve a person's account for transactions in penny stocks; and

●	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	obtain the financial information and investment experience objectives of the person; and

●
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●	states that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The regulations applicable to penny stocks may severely affect the market liquidity for the shares of Common Stock owned by you and could limit your ability to sell such securities in the secondary market.

As an issuer of “penny stock”, the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our Common Stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors at such time as the board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There are substantial risks associated with the New SEDA with YA Master which could contribute to the decline of the price of our Common Stock and have a dilutive impact on our existing stockholders

In order to obtain needed capital, we entered into the New SEDA with YA Master.

The sale of shares of our Common Stock pursuant to the New SEDA will have a dilutive impact on our stockholders. We believe YA Master intends to promptly re-sell the shares that we sell to it under the New SEDA and that such re-sales could cause the market price of our Common Stock to decline significantly. Any subsequent sales by us to YA Master under the New SEDA may, to the extent of any such decline, require us to issue a greater number of shares of Common Stock to YA Master in exchange for each dollar of such subsequent sale.  Under these circumstances our existing stockholders would experience greater dilution. The sale of our Common Stock under the New SEDA could encourage short sales by third parties, which could contribute to the further decline of the price of our Common Stock.

USE OF PROCEEDS

We will not receive any of the proceeds resulting from the sale of the shares held by the Selling Stockholder.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Prospectus that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements and other similar forecasts and statements of expectations which are contained in this Prospectus since such statements reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations and growth strategy. No assurances can be given regarding the achievement of future results, as actual results may differ materially from projected future results as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

●
the uncertainty of success associated with Omagine LLC’s ongoing efforts relative to its signing of the Development Agreement with the government of the Sultanate of Oman relating to the Omagine Project;

●	the uncertainty associated with political events in the Middle East in general;

●	the success or failure of the Company’s continuing efforts to secure additional financing.

SELLING STOCKHOLDER

The table below sets forth information concerning the sale of the Resale Shares by the Selling Stockholder. We will not receive any proceeds from the sale of the Resale Shares by the Selling Stockholder.

The following table also sets forth the name of each person who is offering the sale of Resale Shares by this Prospectus, the number of shares of Common Stock beneficially owned by each such person, the number of Resale Shares that may be sold in this offering and the number of shares of Common Stock each such person will own after this offering, assuming they sell all of the Resale Shares offered. Neither the Selling Stockholder nor any of its affiliates have held any position or office or had any other material relationship other than the SEDA and the New SEDA with us or any of our predecessors or affiliates within the past three years.

Name	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Ownership Before the Offering (1)	Number of Shares Being Offered	Shares of Common Stock Owned After the Offering (2)	Percentage of Ownership After the Offering (2)

YA GLOBAL MASTER SPV LTD. (3)	244,216	1.92%	3,244,216 (4)	0	0

(1) Applicable percentage ownership is based on 12,715,262 shares of Common Stock of the Company outstanding as of August 15, 2011 and on Common Stock owned by the Selling Stockholder including securities owned by the Selling Stockholder that are exercisable for or convertible into shares of Common Stock within 60 days of August 15, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock underlying securities that are currently exercisable or convertible or exercisable or convertible within 60 days of August 15, 2011 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Assumes all shares offered hereby are sold.

(3) YA Master is the investor under the New SEDA. All investment decisions and control of YA Master are made and held by its investment manager, Yorkville Advisors, LLC (“Yorkville Advisors”). Mr. Mark Angelo, the portfolio manager of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. YA Master has informed us that it is an “underwriter” within the meaning of the Securities Act, and to the best of our knowledge no other underwriter or person has been engaged to facilitate the sale of shares of our Common Stock in this offering.

(4) 3,000,000 of the shares being registered are issuable upon our sale of Common Stock to YA Master pursuant to the New SEDA and 244,216 shares were previously issued to YA Master as fees pursuant to the New SEDA.

PLAN OF DISTRIBUTION

A Selling Stockholder may, from time to time, sell any or all of their Resale Shares on the OTCBB or any other stock exchange, market or trading facility on which the shares of Common Stock are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling Resale Shares:

●	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

●	block trades in which a broker-dealer will attempt to sell Resale Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the Selling Stockholder to sell a specified number of such Resale Shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

A Selling Stockholder may also sell Resale Shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

Broker-dealers engaged by a Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from a Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of Resale Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the Resale Shares or interests therein, a Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. A Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealers or other financial institutions of Resale Shares offered by this Prospectus, which Resale Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

YA Master is, and any other Selling Stockholder, broker-dealer or agent that is involved in selling the Resale Shares may be deemed to be, an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the sale of the Resale Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions or markups which, in the aggregate, would exceed eight percent (8%) of the amount of the relevant sale.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Resale Shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because YA Master is and any other Selling Stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the Prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the Resale Shares by the Selling Stockholders.

We agreed to keep this Prospectus effective until the earlier of (i) the date on which the Resale Shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Resale Shares have been resold pursuant to this Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Resale Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Resale Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholders or any other person. We will make copies of this Prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser of Resale Shares at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Common Stock

Our Common Stock is quoted and traded on the Over-The-Counter Bulletin Board under the symbol "OMAG". For the twenty (20) trading day period from February 10, 2010 to March 10, 2010, our stock ticker symbol was “OMAGD”, as a result of the Stock Splits.

The following table sets forth the range of the high and low prices for the Common Stock for the periods indicated. The table reflects inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Common Stock (1)

Quarter Ended	High	Low
3/31/09	1.25	1.25
6/30/09	0.50	0.50
9/30/09	0.60	0.50
12/31/09	0.70	0.65
3/31/10	0.55	0.55
6/30/10	0.60	0.55
9/30/10	1.63	1.63
12/31/10	2.00	1.65
3/31/11	0.90	0.80
6/30/11	2.01	2.14

(1) per share prices shown give effect to the Stock Splits

On August 15, 2011, the last reported sale price of our Common Stock on the Over-The-Counter Bulletin Board was $4.55.

Holders

As of August 15, 2011, there were 12,715,262 shares of Common Stock issued and outstanding and there were approximately 1,057 holders of record of our Common Stock.

As of August 15, 2011 we had the following shares of Common Stock reserved for issuance: 37,284,738.

Dividends

We have not declared any cash dividends on our Common Stock since inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business operations. Any future decisions as to payment of cash dividends will depend on our earnings and financial position at such time and on such other factors as the board of directors then deems relevant.

The transfer agent for the Registrant’s Common Stock is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

EQUITY COMPENSATION PLAN INFORMAITON

The following table summarizes information as of the close of business on December 31, 2010 about the options to purchase Common Stock (“Stock Options”) under the Omagine, Inc. 2003 Stock Option Plan (the "Plan") as adjusted for the Stock Splits authorized by the Company's stockholders and effected as of December 30, 2009. The Plan is explained further in Note 5 to the accompanying consolidated financial statements for the fiscal year ended December 31, 2010.

Equity Compensation Plan Information
Number of shares of Common
	Number of shares of Common		Stock remaining available for
	Stock to be issued upon the	Weighted-average	future issuance under equity
	exercise of outstanding	exercise price of	compensation plans [excluding
	Stock Options	outstanding Stock Options	securities in Column (a)]
	(a)	(b)	(c)

Plan:	528,000	$1.96	1,972,000

DESCRIPTION OF BUSINESS

Omagine, Inc. is a holding company which conducts substantially all its operations through its sixty percent (60%) owned subsidiary Omagine LLC. Omagine LLC is engaged primarily in the business of real estate development in Oman. Omagine, Inc. also has a wholly-owned subsidiary Journey of Light, Inc.

The Company plans to continue its focus on real-estate development, entertainment and hospitality ventures and on developing, building, owning and operating tourism and residential real-estate development projects, primarily in the Middle East and North Africa.

Products, Services, Marketing and Distribution

The Omagine Project

The Company has proposed to the Government the development by Omagine LLC of the Omagine Project.  Omagine LLC was formed in Oman as a limited liability company on November 23, 2009, for the purpose of designing, developing, owning and operating the Omagine Project.

We anticipate that the Omagine Project will be developed on the Omagine Site. It is planned to be an integration of cultural, heritage, educational, entertainment and residential components, including: a "high culture" theme park containing seven pearl shaped buildings, each approximately 60 feet in diameter, associated exhibition buildings, a boardwalk, an open air amphitheater and stage; open space green areas; a canal and an enclosed harbor and marina area; associated retail shops and restaurants, entertainment venues, boat slips, and docking facilities; a five-star resort hotel, a four-star resort hotel and possibly an additional three or four-star hotel; commercial office buildings; shopping and retail establishments integrated with the hotels, and approximately two thousand residences to be developed for sale.

Significant commercial, retail, entertainment and hospitality elements are also included in the Omagine Project which is expected to take more than 5 years to complete. The Company plans, over time, to also be in the property management, hospitality and entertainment businesses.

The Development Agreement:

The contract between the Government and Omagine LLC which will govern the Government’s and Omagine LLC’s rights and obligations with respect to the Omagine Project and its design, development, construction, management and ownership is the “Development Agreement” (“DA”).

Non-Omani persons (such as expatriates living and working in Oman) are not permitted by Omani law to purchase land or residences in Oman outside of an Integrated Tourism Complex ("ITC"). Pursuant to the DA as presently contemplated, the Government will issue a license designating the Omagine Project as an ITC, and as such, Omagine LLC will be permitted under Omani law to sell the freehold title to residential properties developed on the Omagine Site to any person, including any non-Omani person.

The Development Agreement has now been approved by all the required Ministries of the Government of Oman.

In July 2011 the newly appointed Minister of Tourism approved the DA for the Omagine Project and sent a formal letter to His Majesty the Sultan requesting the Sultan’s final approval of the project. Since His Majesty the Sultan is a 25% shareholder of Omagine LLC, management expects this royal approval formality to be forthcoming in the ensuing days.

The registration with the Ministry of Commerce & Industry (“MCI”) of Oman of the ownership positions of the Omagine LLC shareholders (the “Registration”) is a necessary condition precedent to the signing of the DA. All necessary documentation for the Registration process has now been received by the Company’s attorneys in Oman and completion of the Registration process is expected to occur imminently.

August 2011 is the holy month of Ramadan and, although the date of signing the Development Agreement is entirely in the hands of the Government, management presently expects the Development Agreement to be signed by the Government and Omagine LLC either during Ramadan or by mid-September 2011.

The Final DA and the Shareholder Agreement both use Omani Rials (the legal currency of Oman) as the medium of exchange when referring to money amounts. The foreign exchange rate of the Omani Rial has been historically tied to the U.S. Dollar.  Since 1985 it has been fixed at a rate of one (1) Omani Rial equaling approximately two dollars and sixty cents ($2.60). There are no foreign exchange controls in Oman. Moreover the Final DA explicitly provides as follows:

“The Government, for a period of up to the earlier of ten (10) years from the Effective Date and the MBO Completion Date, hereby guarantees within Oman, subject to the Law (including Central Bank of  Oman directives), the availability of Foreign Currency for purchase by the Project Company, for use in the Project to service debt and project finance, and the Government shall not take any action during such period which may directly or indirectly impede or restrict the Project Company from (i) purchasing any Foreign Currency in the open market, (ü) transferring abroad any foreign currency; (iii) maintaining foreign currency bank accounts in the Sultanate of  Oman. In the event that any action is taken by the Government in breach of these guarantees, then the Government shall reimburse the Project Company for all actual direct financial loss, damage and expenses incurred by the Project Company (including interest payable).”

In spite of the extraordinary delays to date, the Company believes that the Government remains eager to conclude and sign the DA as soon as possible. We are presently completing the Registration process.

The Shareholder Agreement:

In May 2011, Omagine, Inc. and the New Shareholders signed the Shareholder Agreement (see Exhibit 10.4 hereto).

Prior to the signing of the Shareholder Agreement Omagine LLC was a wholly owned subsidiary of Omagine, Inc. Pursuant to the provisions of the Shareholder Agreement, Omagine, Inc. reduced its 100% ownership of Omagine LLC to sixty percent (60%) and Omagine LLC sold newly issued shares of its capital stock to the New Shareholders and to Omagine, Inc.  The New Shareholders are (i) the office of Royal Court Affairs, (ii) Consolidated Contracting Company S.A. and (iii) Consolidated Contractors Co. Oman LLC. The parties to the Shareholder Agreement are Omagine, Inc. and the New Shareholders.

The office of Royal Court Affairs ("RCA") is an Omani organization representing the personal interests of His Majesty; Sultan Qaboos bin Said, the ruler of Oman.

Consolidated Contractors Group S.A.L. (Holding Company), a Lebanese corporation (“CCG”), is a 60 year old multi-national company headquartered in Athens, Greece whose main activities involve general building and contracting services. In 2010 CCG had approximately five and one-half billion dollars (5.5 billion USD) in annual revenue, one hundred twenty thousand (120,000) employees worldwide, and operating subsidiaries in, among other places, every country in the MENA region.

Consolidated Contracting Company S.A., a Panamanian company (“CCC-Panama”), is a wholly owned subsidiary of CCG and is CCG’s investment arm.

Consolidated Contractors Co. Oman LLC, an Omani limited liability company (“CCC-Oman”), has approximately 13,000 employees in Oman and is CCG’s construction operating subsidiary in Oman.

The Shareholder Agreement specifies that the following investments will be made into Omagine LLC:

(a)	RCA will invest 7,678,125 Omani Rials (equivalent to approximately $20 million), and

(b)	CCC-Panama will invest 12,673,333 Omani Rials (equivalent to approximately $33 million), and

(c)	CCC-Oman will invest 6,336,667 Omani Rials (equivalent to approximately $16.5 million), and

(d)	Omagine, Inc. will invest 300,000 Omani Rials (equivalent to approximately $780 thousand).

Subject to the approval at the time of all the Omagine LLC shareholders, CCC-Oman will be appointed as the general contractor for the construction of the Omagine Project. The investments by CCC-Panama and CCC-Oman are contingent upon the signing of a contract between CCC-Oman and Omagine LLC appointing CCC-Oman as the general contractor for the Omagine Project.

The “Financing Agreement Date” is defined in the Shareholder Agreement as the day upon which Omagine LLC and an investment fund, lender or other person (a “Financing Party”) first execute and deliver a legally binding financing agreement pursuant to which such Financing Party agrees to provide debt financing for the first phase or for any or all phases of the Omagine Project. The Financing Agreement Date is presently projected by management to occur within six to twelve months after the signing of the DA. If however the financial resources are available to Omagine, Inc., management may choose to trigger the Financing Agreement Date earlier by having Omagine, Inc. make a secured loan to Omagine LLC to finance the first phase of the development of the Omagine Project. The first phase of the development of the Omagine Project is expected to constitute primarily initial design work and its scope and budgeted cost will be decided upon by Omagine LLC shortly after the DA is signed. Pursuant to the provisions of the Shareholder Agreement such a loan from Omagine, Inc. to Omagine LLC would constitute a Financing Agreement Date. Management is presently examining several alternative methods of making such financial resources available to Omagine, Inc.

The Shareholder Agreement specifies that (i) $69,233,125, which is 99.7% of the New Shareholders’ aggregate investment into Omagine LLC, will be invested by the New Shareholders on or shortly after the Financing Agreement Date, and (ii) $546,000 (the “OMAG Final Investment”), which is 70% of Omagine, Inc.’s total investment into Omagine LLC, will be invested by Omagine, Inc. after the DA is signed but prior to the Financing Agreement Date. The schedule and timing of investments into Omagine LLC is as follows:

1.
the New Shareholders (RCA, CCC-Panama and CCC-Oman) have subscribed for the purchase of an aggregate of 40% of the capital stock of Omagine LLC for an aggregate cash investment into Omagine LLC of 26,688,125 Omani Rials (equivalent to approximately 69,389,125 U.S. dollars) of which:

a.	60,000 Omani Rials (equivalent to approximately 156,000 U.S. dollars) has been invested as of the date hereof, and
b.	26,628,125 Omani Rials (equivalent to approximately 69,233,125 U.S. dollars) will be invested on, or shortly after, the Financing Agreement Date, and

2.
Omagine, Inc. has subscribed for the purchase of additional Omagine LLC shares and Omagine, Inc.’s total aggregate cash investment into Omagine LLC will be 300,000 Omani Rials (equivalent to approximately 780,000 U.S. dollars) of which:

a.	20,000 Omani Rials (equivalent to approximately 52,000 U.S. dollars) was invested by Omagine, Inc. in November 2009 when Omagine LLC was organized in Oman; and

b.	an additional 70,000 Omani Rials (equivalent to approximately 182,000 U.S. dollars) has been invested by Omagine, Inc. as of the date hereof; and

c.	210,000 Omani Rials, the OMAG Final Investment, (equivalent to approximately 546,000 U.S. dollars) will be invested by Omagine, Inc. after the DA is signed but prior to the Financing Agreement Date.

A total of 90,000 Omani Rials (equivalent to approximately $234,000) has been invested by Omagine, Inc. as of the date hereof and such amount consists of (i) the 20,000 Omani Rials mentioned in 2(a) above, and (ii) the 70,000 Omani Rials mentioned in 2(b) above.  62,500 Omani Rials were invested by Omagine, Inc. in the fourth quarter of 2010 and 7,500 Omani Rials (equivalent to approximately 19,500 U.S. dollars) was invested in the first half of 2011.

The Shareholder Agreement also recognizes the payment-in-kind (“PIK”) capital contribution to be made by RCA to Omagine LLC. The PIK is represented by the land constituting the Omagine Site which His Majesty the Sultan owned and transferred to the Government for the specific purpose of developing it into the Omagine Project. Subsequent to the signing of the DA, the value of the PIK will be determined by a professional valuation expert in accordance with Omani law and with the concurrence of Omagine LLC’s independent auditor, Deloitte & Touche (M.E.) & Co. LLC.

The percentage ownership of Omagine LLC is now as follows:

Omagine, Inc.	60%
Royal Court	25%
CCC-Panama	10%
CCC-Oman	5%

and subsequent to the above-mentioned $70.1 million of cash investments being made into Omagine LLC pursuant to the Shareholder Agreement (the “Cash Infusion”), the capital of Omagine LLC (exclusive of any yet to be determined amount of capital, if any, resulting from the valuation of the PIK) will be 26,988,125 Omani Rials (equivalent to approximately $70.2 million U.S. dollars).

Although Omagine, Inc. will invest the Final OMAG Investment of $546,000 before the Financing Agreement Date, approximately 99.7% of the Cash Infusion ($69,233,125) will not be invested by the New Shareholders until on or shortly after the Financing Agreement Date. Omagine LLC will therefore have the financial capacity to undertake only certain limited initial planning and design activities after the DA is signed and the Final OMAG Investment is made. In order to begin extensive design and development activities, Omagine LLC will have to either (i) wait until the bulk of the Capital Infusion is received by it on or shortly after the Financing Agreement Date, or (ii) raise additional financing.

As soon as reasonably possible subsequent to the signing of the DA, management intends to pursue the sale of an additional minority percentage of Omagine LLC’s equity to one or more third party investors. Although present market conditions remain somewhat unsettled, management presently believes, but it cannot be certain, that with the Shareholder Agreement and the Development Agreement signed, it can accomplish such an equity sale at an investment price in excess of the average cash investment amount paid by the New Shareholders while maintaining Omagine, Inc.’s majority control of Omagine LLC.

The “Pre-Development Expense Amount” (presently estimated at approximately nine (9) million U.S. dollars) is the amount of expenses incurred by Omagine, Inc. and JOL prior to the signing of the DA with respect to the planning, concept design, re-design, engineering, financing, capital raising costs and promotion of the Omagine Project, and with respect to the negotiation and conclusion of the Development Agreement with the Government. As described below the Shareholder Agreement further provides that Omagine, Inc. shall (i) be reimbursed for the full amount of the Pre-Development Expense Amount and, (ii) be paid a “Success Fee”.

The “Draw Date” is defined in the Shareholder Agreement as the date upon which Omagine LLC receives the first amount of debt financing pursuant to a legally binding financing agreement. The Shareholder Agreement specifies that the Pre-Development Expense Amount will be paid to Omagine, Inc. as follows: (i) fifty percent (50%) of the Pre-Development Expense Amount will be paid to Omagine, Inc. on or within ten (10) Days after the Draw Date, and (ii) the remaining fifty percent (50%) of the Pre-Development Expense Amount will be paid to Omagine, Inc. in five equal annual installments beginning on the first anniversary of the Draw Date.

The Shareholder Agreement further specifies that in addition to the Pre-Development Expense Amount, a Success Fee of ten million dollars ($10,000,000) will be paid to Omagine, Inc. in five annual two (2) million dollar installments beginning on or within ten (10) days after the Draw Date.

The Shareholder Agreement also memorializes that:

1.	Omagine, Inc. and the New Shareholders will have representation on the board of directors of Omagine LLC in proportion to their percentage ownership of the capital stock of Omagine LLC.

2.	The Government is not a shareholder of Omagine LLC.

3.
The Chairman, who does not have any day to day operating role in the management or operation of Omagine LLC, shall be the primary spokesman and advocate in Oman for Omagine LLC and he is to be nominated by the office of Royal Court Affairs.

4.	The Managing Director and chief executive officer of Omagine LLC is Mr. Frank J. Drohan.

5.	The Deputy Managing Director and chief innovation officer of Omagine LLC is Mr. Sam Hamdan.

All proceeds from the sales of Omagine LLC capital stock made pursuant to the Shareholder Agreement belong to Omagine LLC. The aforementioned investment amounts, ownership percentages and other terms and conditions of the Shareholder Agreement mentioned herein and in Exhibit 10.4 were negotiated in arms-length transactions between Omagine LLC and the New Shareholders by the management of Omagine, Inc. on behalf of Omagine LLC. None of the New Shareholders are affiliates of the Registrant. Among other things, the Shareholder Agreement also specifies the corporate governance and management policies of Omagine LLC and it provides for the Omagine LLC shares presently owned by JOL to be transferred to Omagine, Inc. subsequent to the signing of the DA.

The Shareholder Agreement is the legally binding agreement that supersedes and replaces all prior written or verbal agreements or memoranda of understanding between or among any party and Omagine LLC or the Company with respect to investment in and ownership of Omagine LLC. The discussion herein of the Shareholder Agreement is qualified in its entirety by reference to the full text of the Shareholder Agreement (see Exhibit 10.4 hereto).

Omagine LLC is presently in the process of completing the Registration of the ownership positions of the Registrant and the New Shareholders with Oman’s Ministry of Commerce & Industry (“MOC”) as required by Omani law. In order to complete the Registration, the non-Omani shareholders of Omagine LLC (i.e. Omagine, Inc. and CCC-Panama) were required to have their respective corporate organizational documents and corporate resolutions subscribing for their Omagine LLC shares notarized in their home countries and authenticated by an Omani embassy in their home countries. All such documentation has now been completed and finalization of the Registration process is imminent.

The Oman Integrated Tourism Projects Fund (the “Fund”) is an investment fund managed by Bank Muscat. The Fund and Bank Muscat have informed us that the Fund will deliver a term sheet to Omagine LLC with respect to the provision to Omagine LLC of subordinate debt financing (“Mezzanine Financing”). The term sheet with respect to such Mezzanine Financing is expected to be received subsequent to the signing of the DA.

The Shareholder Agreement provides that Omagine LLC may, subject to the approval of the Omagine LLC shareholders, hire Michael Baker Corp. ("Baker") as its program manager and project manager for the Omagine Project. Baker is a publicly traded U.S. firm (AMEX: BKR) in the business of providing program management, project management, engineering, design and construction management services to a wide variety of clients including the U.S Department of Defense and several state governments. No agreement has yet been concluded with Baker, but the Company has employed Baker through the feasibility and engineering study phases of the Omagine Project and anticipates, provided that a mutually agreeable contract can be successfully negotiated between Omagine LLC and Baker, that Omagine LLC will execute an agreement with Baker soon after the signing of the Development Agreement. Over the past few years, several Baker representatives and senior executives have made numerous trips to Oman to visit with management, examine the Omagine Site and plan for Baker’s future involvement with Omagine LLC. In March 2011 Baker’s President and CEO and a Vice-President met with the Company’s president in Oman.  Baker (www.mbakercorp.com) is headquartered in Pittsburgh, PA, with offices throughout the U.S. and abroad and is experienced in all aspects of design, program management and construction management for large scale construction and development projects of the magnitude of the Omagine Project. Baker has significant program management and construction management contracts with the United States military worldwide - including in the Middle East.

The signing of the Shareholder Agreement was a necessary condition precedent to the signing of the Development Agreement. In order to move into the actual development stage of the Omagine Project however, Omagine LLC and the Government must sign the Development Agreement. The Company and the New Shareholders are closely following this matter, and although this process has often been delayed to date, management and the New Shareholders remain confident that the signing of the Development Agreement with the Government is now imminent - although the precise date for such signing is not possible to predict at this time. Notwithstanding the foregoing, no assurance can be given at this time that the Development Agreement actually will be signed by Omagine LLC and the Government.

Several Omagine, Inc. shareholders have contacted us recently and expressed concern that the current tension and unrest in the MENA region, both external and internal to Oman, have had, or will have a negative effect on the Omagine Project or have caused a delay in the closing process for the Omagine Project. Management is of the opinion that this has not been the case, nor does it believe that moving forward, it will be the case. During the past many months of Middle East headline news about unrest in the MENA region, Omagine LLC has been fully engaged in (i) revising, concluding and signing the Shareholder Agreement with the New Shareholders, and (ii) concluding the final DA. As of the date hereof, management believes that the only remaining task to be accomplished before the signing the DA is the Registration (which is underway).

Other Arab countries in the MENA region are experiencing mass demonstrations of discontent with the rule of their heads of state and in some cases these demonstrations are being met with violent pushback by some governments in the MENA region but this has not been the case in politically and economically stable Oman. Notwithstanding the foregoing, Oman has experienced several low-key, low-turnout, low-intensity demonstrations with respect to job opportunities and wages for Omanis (a very few of which involved violent behavior) and these have been met with widely acclaimed pro-active positive measures and economic initiatives by His Majesty and the Government to address the expressed concerns of the citizens of Oman.

His Majesty, the Sultan recently made changes in various ministries in the Government, including appointing a new Minister of Tourism to fill the vacancy caused by the passing in early 2011 after a long illness of the former Minister of Tourism. Several other new ministers have also been appointed in response to the recent demonstrations and calls for reform mentioned above. Management is of the view that such changes will not have an adverse effect on Omagine LLC or on the Omagine Project.

The ongoing financial results of Omagine LLC will continue to be consolidated with the financial results of the Company in accordance with accounting principles generally accepted in the United States. As a result of Omagine, Inc.’s 60% ownership of Omagine LLC, the Company is therefore expected to experience an increase in capital on a consolidated basis of approximately $42 million on or shortly after the Financing Agreement Date when, pursuant to the terms of the Shareholder Agreement, the approximately $70 million investment by the New Shareholders is recorded as capital on Omagine LLC’s financial statements. A yet to be determined amount of increase in capital on a consolidated basis may also occur depending upon the increase, if any, of Omagine LLC’s capital resulting from the valuation of the PIK.

The present capital of Omagine LLC, Mezzanine Financing, if any, borrowings and the proceeds from sales by Omagine LLC of (i) additional equity stakes and (ii) residential and commercial properties, are expected to be utilized by Omagine LLC to develop the Omagine Project. Omagine LLC's ongoing financial results will be consolidated with the Company's results as appropriate for as long as Omagine, Inc. remains a shareholder of Omagine LLC.

As presently contemplated, Bank Muscat (which is Oman's largest financial institution and 30% owned by RCA) will be engaged by Omagine LLC as a non-exclusive financial advisor to assist Omagine LLC in arranging the necessary construction financing for the Omagine Project ("Construction Financing") and other financing for Omagine LLC as may be required.

While the worldwide bank liquidity issues resulting from the 2007-2009 financial crisis have eased, the project financing environment in Oman remains more cautious and challenging than before the crisis. Management is in contact on a regular basis with Bank Muscat and other MENA region and international financial institutions regarding the financing of the Omagine Project and presently management is cautiously optimistic that it will be able to arrange the Construction Financing and other financing necessary for the Omagine Project. Omagine LLC's prospective Omani and international bankers are presently of the opinion that the project finance market in Oman and the MENA region remains in the recovery phase due to the slowdown and price decreases experienced in the local residential and commercial real estate markets during the last few years. The Omani market intelligence garnered by management indicates that local bankers and market participants expect that price stabilization followed by a recovery in both transaction volume and pricing is expected to occur in Oman during 2011 and 2012. Should this recovery in fact occur (and management presently believes that it will), Omagine LLC should be well positioned to benefit from such a recovery since, from a timing perspective, Omagine LLC’s present plans contemplate a year of intensive design and planning activities followed by the launch in the second half of 2012 of residential and commercial sales at the Omagine Project.

As the planning and design progress and the development program become more detailed, the estimates of construction costs become proportionately more accurate. The Company presently expects, based on present assumptions of Omagine LLC’s updated development program that the development costs (including the costs for design, construction management, program management and construction) for the entire Omagine Project will be between approximately $2.1 and $2.5 billion dollars. As noted below however, the costs of labor and materials as well as the selling prices and market absorption rates of new residential housing and commercial properties remain somewhat volatile and accurate projections for such future costs, selling prices or market absorption rates cannot be made at this time. The Company nevertheless presently expects, based on present assumptions and market activity, that although the selling prices of residential housing in Oman have fallen from their overheated 2007/2008 peaks, such residential prices during the Omagine Project’s projected 2012 sales launch will be at least equal to the selling prices presently budgeted in Omagine LLC’s financial model.

As noted herein, costs and selling prices remain somewhat volatile as the economy in Oman and the surrounding region recovers and improves, and undue reliance on present projections should be avoided. Management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Omagine LLC’s financial model is frequently updated, modified and adjusted in order to capture what management believes are present market realities and projected trends. The financial model is organized to show best case, worst case and probable case scenarios. The most recent probable case scenario forecasts net positive cash flows in excess of $1 billion dollars for Omagine LLC over the seven year period subsequent to the signing of the Development Agreement and it forecasts a net present value of the Omagine Project after signing the DA in excess of $500 million dollars. Management believes this is a reasonable forecast but cautions that it is an uncertain forecast. Omagine LLC will update its financial model at regular intervals as new facts and information become available, the development program and design process unfolds and as market conditions require. It is expected that the various components of the financial model – and therefore the estimates of total cash flow and net present value – will change and fluctuate from time to time as the project unfolds.

The sale of residential and commercial properties combined with the increase over the last several years in the value of the land constituting the Omagine Site, are the main revenue drivers supporting Omagine LLC's financial projections. The increase over the last several years in the value of the land constituting the Omagine Site is expected to have a positive effect on the valuation of the PIK.

Management cautions that investors should not place undue reliance on the projections in the aforementioned financial model or on estimates or forecasts by market participants mentioned herein as all such projections, estimates and forecasts are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and no assurance can be given that the projections will be realized or that the estimates or forecasts will prove to be accurate. Potential investors are cautioned not to place undue reliance on any such forward-looking statement or forecast, which speaks only as of the date hereof.

Although the Oman economy was not as severely affected by the recent worldwide financial crisis as nearby Dubai or other countries, its real estate market did experience negative effects, slowdowns and volatility in both prices and market absorption rates. Raw material and labor prices initially dropped dramatically and have now recovered somewhat and stabilized. Recent sales prices for housing in other ITC’s in the Muscat area of Oman appear to have stabilized below their 2007/2008 peaks but above the 2006 levels, and the inventory of unsold housing in the secondary (re-sale) market has diminished which some market observers see as an important indicator of pent-up future demand. The market absorption rates (number of market transactions) for new residential housing is presently tepid but some market observers and real estate agents expect a resurgence during 2011 with others expecting it in 2012 as existing pent-up demand is unleashed and buyers’ caution ameliorates. Assuming the DA is signed by September 2011, Omagine LLC would not, as presently planned, begin offering residential units for sale until approximately the second half of 2012.

Subsequent to the signing of the Development Agreement, the Omagine Site's value will be definitively determined by a qualified independent real-estate appraiser and such appraisal will be utilized by Omagine LLC’s financial advisors in their discussions with banks and other financial institutions and financing sources in order to arrange the Construction Financing. Omagine LLC's requirement for Construction Financing is expected to be reduced by its ability to pre-sell residence units by entering into sales contracts with third party purchasers and receiving deposits and progress payments during the construction of such residences. Trends in the local market subsequent to the recent financial crisis however have indicated a reduced consumer appetite for such pre-sales as many buyers are demanding a finished product before entering into sales contracts with developers.

The Development Agreement as presently contemplated and agreed, allows for sales and pre-sales of any of the residential or commercial buildings that will be developed and built on the Omagine Site. The freehold title to the land within the Omagine Site underlying such residences or commercial properties will be transferred to the buyer at the closing of such sales transactions.

Shortly after the DA is signed Omagine LLC will make the final selection of its interpretive designers and entertainment content and visitor experience designers ("Content Developers") from a short list of professional companies we have met with and interviewed. The Content Developers will be engaged by Omagine LLC to transform Omagine's high level strategic vision for the content of the Pearl structures and surrounding areas into physical places offering emotional, physical and intellectual interactions. Each prospective Content Developer has serviced a diverse client base, including theme parks, museums, zoos, aquariums and other such complex entertainment centers around the world, including in the Middle East, and each continues to regularly produce world class attractions globally of the size and scope of the Omagine Project.

The Company continues to prepare for its anticipated future business activities in various ways including but not limited to: (i) recruiting various executive level personnel that will be required to ramp up organizationally for the Omagine Project, (ii) negotiating the outlines of initial contracts with the major vendors, contractors and financial institutions proposed to be involved in the Omagine Project, (iii) arranging the appropriate and required legal, accounting, tax and other professional services both in Oman and the U.S., (iv) examining various tax structures, (v) reviewing and complying (to the extent we are presently able) with the listing requirements of various stock exchanges so we may be prepared to apply for such listing(s) subsequent to the Financing Agreement Date, (vi) examining various other matters we believe will enhance shareholder value subsequent to the Financing Agreement Date (including but not limited to hiring an in-house investor relations manager to enhance our presently modest investor relations efforts), and (vii) examining other potential Company revenue streams which are ancillary to, and derivative of, the Omagine Project.

The present nature of the Company's business is such that it is not expected to generate revenue until after the occurrence of an event - the signing of the Development Agreement for the Omagine Project - which, as of the date hereof, is not certain to occur. Moreover, revenue from real estate development associated with the Omagine Project is not expected to occur until subsequent to the Financing Agreement Date. Pursuant to the terms of the Shareholder Agreement, the Company will derive revenue from the payment to Omagine, Inc. of the $10 million Success Fee and the reimbursement of the Pre-Development Expense Amount. The Company is planning to enter businesses other than real estate development - and ancillary to the Omagine Project - subsequent to signing the Development Agreement and expects to generate ongoing revenue streams from such businesses, but no projections of the amount of such revenue, if any, can be made at this time.

Notwithstanding the positive nature of the foregoing "forward looking statements", no assurances can be given at this time that the Development Agreement will actually be signed or that the Financing Agreement Date or the anticipated revenues from the Omagine Project will actually occur.

All "forward looking statements" contained herein are subject to, known and unknown risks, uncertainties and other factors which could cause Omagine LLC's and the Company's actual results, financial or operating performance or achievements to differ from management's projections for them as expressed or implied by such forward-looking statements. Projections and assumptions contained and expressed herein are based on information available to the Company at the time so furnished and as of the date hereof and are, in the opinion of management, reasonable. All such projections and assumptions are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and no assurances can be given that the projections will be realized. Potential investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date hereof.

Competition

The real-estate development business in Oman is a competitive business populated by companies with substantially greater financial, managerial and personnel resources than the Company presently possesses. Management believes that the Company's ability to assemble and coordinate a team of experienced American, European and Middle Eastern consultants in a wide variety of specialized fields was crucial to its success to date in advancing the Omagine Project to its present status. These consultants, some of whom, depending upon future events may become employees of the Company, are each highly experienced in their respective fields. These fields of expertise include the following: strategic planning; visioning; branding; marketing; Islamic scholarship and research; master planning; architecture; conceptual design; project management; construction management; general contracting; quantity surveying and costing; interior design; landscape design; art; public policy; engineering (structural, civil, mechanical, electrical, marine); Omani law; cultural and exhibition design; interpretative design; tourism experience designers; recreational operations planning and management; investment banking; structured finance; motion based ride technology; film technology; training and hotel management. In addition the Company's president, Frank J. Drohan, has over 30 years of experience doing business across most of the Middle East and is familiar with the cultural and business environment of the MENA region.

Although several of Omagine LLC's competitors have well established businesses and brand reputations, management believes that Omagine LLC's advantages are (i) the uniqueness of the Omagine Project is particularly attractive to the Government, (ii) the Company's and Omagine LLC's senior management have established strong and trusting relationships with the relevant Government officials, and (iii) the recently executed Shareholder Agreement with the office of Royal Court Affairs and two subsidiaries of Consolidated Contractors Group S.A.L. strongly demonstrates the levels of commitment and professionalism of our partners that will be developing the Omagine Project with us. Company management believes Omagine LLC can successfully compete in this marketplace through a combination of unique development concepts, effective relationship management and the utilization of highly professional, competent and experienced sub-contractors and consultants who are well known to the Government.

Engineering, Design and Construction

Omagine does not presently own or directly operate any engineering, design or construction companies or facilities but the Company or Omagine LLC may, depending upon events, set up its own in-house design supervision team and/or enter into joint ventures with firms providing the aforesaid services. To date, the Company has generally conceived the development concepts and defined the "scope of work" and then, as required, contracted with various designers, architects, contractors and consultants in the United States, Europe and the Middle East to perform those tasks. There are many such designers, architects, contractors and consultants available with competitive pricing and the Company does not believe that the loss or inability to perform of any such designer, architect, contractor or consultant would have a material, adverse impact on its business or operations. The Company believes it maintains a good working business relationship with its designers, architects, contractors and consultants. As presently planned, all copyrights to documents, designs and drawings executed by such independent designers, architects, contractors and consultants are or will be the property of either Omagine, LLC or Omagine, Inc. (See: "Patents, Copyrights and Trademarks").

Marketing

The Company has engaged in significant marketing, design, promotional and other activities with respect to the Omagine Project and has to date incurred a significant amount of costs associated with these activities. These costs and expenses are generally associated with travel, consulting and professional fees, pre-planning and feasibility studies and with similar such activities including preparing and making presentations to the Government of Oman (collectively they constitute the Pre-Development Expense Amount). Pursuant to the provisions of the Shareholder Agreement the Pre-Development Expense Amount (presently estimated to be approximately nine million U.S. dollars ($9,000,000) will be reimbursed to Omagine, Inc. by Omagine LLC.

Manufacturing and Production

The Company does not engage in any manufacturing activities and as such does not maintain any inventory and has no present plans to do so.

Patents, Copyrights and Trademarks

Omagine, Inc. has filed trademark applications with the United States Patent and Trademark Office ("USPTO") for the mark OMAGINE and six related marks (collectively, the "Marks"). Omagine, Inc. has also filed trademark applications for the Marks in Oman and Kuwait within the applicable time periods required.

The mark OMAGINE and three of the six related Marks have been issued Certificates of Registration from the USPTO and are now officially registered Marks in the United States.

The USPTO has issued a "Notice of Allowance" with respect to each of the remaining three related Marks and those applications will now be approved for registration upon the filing of a valid "Statement of Use" attesting that the respective Marks are in commercial use. Following acceptance of each Statement of Use by the USPTO each respective application will mature to full registration and will become a registered Mark in the United States.

Trademark applications for the OMAGINE Mark and eight related Marks were filed in Oman and all have now been issued Certificates of Registration in Oman. A trademark application for the OMAGINE Mark filed in Kuwait has been examined by the trademark office in that jurisdiction and no bar to its registration there has been found. Omagine, Inc. awaits notice of the registration of the OMAGINE Mark in Kuwait. The Company’s trademark attorneys continue to monitor the process which remains ongoing.

Governmental Regulation

The Company expects that Omagine LLC will require several Omani governmental licenses, permits and approvals for its services and products during the development, construction and operation of the Omagine Project (collectively, “Licenses and Permits”). The obligation of the Government of Oman to issue all such Licenses and Permits as may be required is specifically detailed in the Development Agreement. The Company does not anticipate any negative effects on its or Omagine LLC's business from any existing or probable Omani governmental laws or regulations. Omagine LLC will incur certain costs and sustain certain effects on its operations as a consequence of its compliance with Omani laws, including environmental laws, and regulations and all such costs and effects are expected to occur as part of the normal course of its business. The Company does not require any U.S. governmental approval of its services, products or activities in Oman nor does the Company anticipate any negative effects on its business from any existing or probable U.S. or Omani governmental laws or regulations. Both the Government of the United States and the Government of Oman have now ratified the U.S. – Oman Free Trade Agreement.

Employees and Employment Benefits

As of August 15, 2011, we have three full time employees. None of our employees is represented by a labor union for purposes of collective bargaining. We consider our relations with our employees to be good. Subsequent to the signing of the Development Agreement the Company intends to significantly increase the number of its employees. The Company provides and pays for group medical insurance for all employees choosing to participate in its plan and the Company sponsors a 401(k) retirement plan for all eligible employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINACIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Prospectus that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements and other similar forecasts and statements of expectations which are contained in this Prospectus, since such statements reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, and products. No assurances can be given regarding the achievement of future results, as actual results may differ materially from projected future results as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

● the uncertainty of success associated with Omagine LLC’s ongoing efforts relative to its signing of the Development Agreement with the Government of the Sultanate of Oman relating to the Omagine Project;

● the uncertainty associated with political events in the Middle East in general;
● the success or failure of the Company’s and Omagine LLC's continuing efforts to secure additional financing.
Overview

Omagine, Inc. is the successor to Alfa International Corp. which was incorporated in New Jersey in 1978. In October 2004 the Registrant changed its corporate domicile from New Jersey to Delaware and in June 2007 the Registrant changed its corporate name to Omagine, Inc.  In November 2009 Omagine, Inc. formed Omagine LLC, a limited liability company organized under the laws of Oman, as its wholly owned subsidiary in Oman. In May 2011, the Registrant and the three (3) New Shareholders executed the Shareholder Agreement with respect to Omagine LLC. Pursuant to the provisions of the Shareholder Agreement (see Exhibit 10.4 hereto), the Registrant reduced its 100% ownership of Omagine LLC to sixty percent (60%) by causing Omagine LLC to sell newly issued shares of its Omagine LLC capital stock to the Registrant and to the New Shareholders for an aggregate investment amount of approximately $70.1 million.

Results of Operations

THREE MONTHS ENDED JUNE 30, 2011 vs.
THREE MONTHS ENDED JUNE 30, 2010

The Company had no revenue in the second quarters of 2011 and 2010.

Selling, general and administrative expenses were $593,149 in the second quarter of 2011, compared to $293,837 in the second quarter of 2010. This increase of $299,312 (102%) was attributable to increased accounting fees of $5,850 increased directors’ fees of $13,500, increased consulting fees of $7,885, increased commitment fees of $300,000, increased rent expense of $19,189, increased travel expense of $22,273 and other increases totaling $1,162 offset by decreased legal fees of $70,547.

The Company experienced an operating loss of $593,149 during the second quarter of 2011 as compared to an operating loss of $293,837 during the same period in the previous fiscal year. This $299,312 (102%) increase in the Company’s operating loss is attributable to the increases in selling general and administrative expenses discussed in the preceding paragraph.

The Company will need to generate revenue in order to attain profitability. The present nature of the Company’s business is such that it is not expected to generate revenue until after the development of the Omagine Project is significantly underway, an event which, as of the date hereof, is not certain to occur.

The Company will need to raise additional capital and/or secure additional financing in order to execute its presently conceived business plan with respect to the Omagine Project.

No capital expenditures were incurred during the quarterly period ended June 30, 2011. Depending upon the outcome of current negotiations and the availability of resources, the Company may incur significant expenses related to capital expenditures in the future.

SIX MONTHS ENDED JUNE 30, 2011 vs.
SIX MONTHS ENDED JUNE 30, 2010

The Company had no revenue for the six month periods ended June 30, 2011 and June 30, 2010.

Selling, General and Administrative expenses were $925,464 during the first six months of 2011 compared to $599,989 in the first six months of 2010. This increase of $325,475 (54%) was primarily attributable to increases in accounting fees of $11,700, directors’ fees of $13,500, consulting fees of $24,690, commitment fees of $300,000, rent of $18,388 and travel expenses of $29,406, offset by decreases in legal fees of $60,075, stockholder relations expense of $10,952 and by other net decreases of $1,182.

Liquidity and Capital Resources:

The Company’s net loss for the six months ended June 30, 2011 was $952,851. During the six months ended June 30, 2011, the Company experienced a decrease in cash of $27,519. At June 30, 2011, the Company had a working capital deficit of $1,622,885, compared to working capital deficit of $1,367,603 at December 31, 2010. The $255,282 increased deficit in working capital is attributable primarily to the $27,519 decrease in cash, the $115,001 increase in accrued officers’ payroll, the $25,321 increase in notes payable and accrued interest and a $77,889 increase in accounts payable. Of the $1,744,233 of current liabilities at June 30, 2011, $1,041,908 (60%) represents amounts due to officers and directors.

The failure of the Company to secure additional funding to implement its business plan, or the failure to sign the Development Agreement for the Omagine Project will significantly affect the Company’s ability to continue operations.

On December 22, 2008, the Company signed a two year Standby Equity Distribution Agreement (the “SEDA”) with YA Global Investments, L.P. (“YA”). The SEDA expired on April 30, 2011. Pursuant to the SEDA Omagine could, at its sole option and upon giving written notice to YA (a “Purchase Notice”), sell shares of its Common Stock (“Shares”) to YA (“Sales”) at the Purchase Price (as determined pursuant to the terms of the SEDA). The Company was not obligated to sell any Shares to YA but could, in its sole discretion, sell that number of Shares valued at the Purchase Price from time to time in effect that equals five million dollars ($5,000,000) in the aggregate. YA was obligated to purchase such Shares from the Company subject to certain conditions including (i) Omagine filing a Registration Statement with the SEC to register the Shares, (ii) the SEC declaring such Registration Statement effective, (iii) periodic sales of Shares to YA had to be separated by a time period equal to five trading days, and (iv) the amount of any such individual periodic sale of Shares could not exceed two hundred thousand dollars ($200,000). The Registration Statement filed by the Company with the SEC was declared effective by the SEC as of May 1, 2009 and its effective status expired on April 30, 2010. The Company filed a new Registration Statement with the SEC to continue to make sales available to it pursuant to the SEDA and the SEC declared such new Registration Statement to be effective as of June 7, 2010. The SEDA expired on April 30, 2011 and the SEC effective status expired subsequent to April 30, 2011. All sales of Shares pursuant to the SEDA were made at the sole discretion of the Company.

On May 4, 2011, the Company entered into a Standby Equity Distribution Agreement (the "May SEDA") with YA Master and on June 21, 2011, the Company and YA Master entered into an agreement amending the May SEDA (the “Amendment Agreement”). The May SEDA and the Amendment Agreement are collectively referred to herein as the “New SEDA”. Pursuant to the New SEDA the Company, at its sole discretion and upon giving written notice to YA Master (an “Advance Notice”), may periodically sell shares of its Common Stock to YA Master. For each share of Common Stock purchased under the New SEDA, YA Master will pay to the Company ninety-five percent (95%) of the lowest daily volume weighted average price of the Common Stock as quoted by Bloomberg, LP, during the five (5) consecutive Trading Days (as such term is defined in the New SEDA) immediately subsequent to the date of the relevant Advance Notice (the “Purchase Price”). The Company is not obligated to sell any shares of Common Stock to YA Master but may, over the term of the New SEDA and in its sole discretion, sell to YA Master that number of shares of Common Stock valued at the Purchase Price from time to time in effect that equals up to ten million dollars ($10,000,000) in the aggregate. YA Master's obligation to purchase shares of Common Stock under the New SEDA is subject to certain conditions, including (i) the Company obtaining an effective registration statement for the shares of Common Stock sold under the New SEDA (“Registration Statement”) and (ii) periodic sales of shares of Common Stock to YA Master must be separated by a time period equal to five Trading Days, and (iii) the amount of any individual periodic sale designated by the Company in any Advance Notice shall not exceed the greater of (i) two hundred thousand dollars ($200,000), or (ii) the average of the “Daily Value Traded” for each of the five (5) Trading Days prior to the relevant Advance Notice where Daily Value Traded is the product obtained by multiplying the daily trading volume of the Common Stock for such Trading Day by the closing bid price of the Common Stock for such Trading Day.

The Company cannot sell shares of its Common Stock to YA Ltd under the New SEDA until the SEC declares this Registration Statement to be effective. There can be no assurance given at this time that this Registration Statement will be declared effective or that the Company will be able to raise or secure the significant amounts of financing necessary for it to execute its presently conceived business plan. The Company intends to utilize the New SEDA to fund its operations as necessary and to fund the OMAG Final Investment into Omagine LLC.

Results of Operations

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009

The present nature of the Company’s business is such that it is not expected to generate revenue until after the occurrence of an event – the development of the Omagine Project - which, as of the date hereof, is not certain to occur. (See: “Business – Products, Services - The Omagine Project”).

The Company did not generate any revenue nor incur any cost of sales for the years ending 2010 and 2009. The Company is focusing all of its efforts on Omagine LLC’s real estate development and entertainment business. The Company is relying on Omagine LLC’s future operations for the Company’s future revenue generation.

Management is presently examining other possible sources of revenue for its JOL subsidiary which, subject to the Development Agreement being executed by Omagine LLC and the Government of Oman, may be added to JOL’s operations.

Selling and marketing expenses were $34,014 during 2010, compared to $36,616 in 2009. This decrease in 2010 of $2,602 (7%) was primarily due to a decrease in automobile costs of $11,139 offset by increase in telephone expense of $8,517. Assuming Omagine LLC signs the Development Agreement for the Omagine Project with the Government of Oman, the Company is expected to incur significant expenses related to marketing, public relations and promotional expenditures in the future.

General and administrative expenses of $1,204,262 in fiscal 2010 were $157,188 (15%) higher than the $1,047,074 incurred in fiscal 2009. This increase was primarily attributable to the increases in 2010 of: fringe benefit expense ($9,698); consulting fees ($31,814); travel expense ($120,903); stockholder relations expense ($13,692), offset by decreases in directors’ fees ($10,500); rent ($4,909) and the net of various other expenses ($3,510).

The Company sustained a net loss of $1,277,001 during 2010 as compared to a net loss of $1,114,409 during 2009. This increase of $162,592 in the Company’s net loss was due primarily to the increased general and administrative expenses mentioned above ($157,188) and increased interest expense ($7,884), net of decreases in selling and marketing expenses ($2,602) and decreased interest income ($124).

The Company incurred $1,158 in capital expenditures during fiscal year 2010. Assuming Omagine LLC signs the Development Agreement for the Omagine Project with the Government of Oman as expected, the Company expects to incur significant expenses related to capital expenditures during fiscal year 2011.

Liquidity and Capital Resources

In 2010 the Company experienced a $7,604 negative cash flow. This resulted from its negative cash flows of $808,998 and $1,158 from operating and investing activities respectively being partially offset by the $802,552 positive cash flow from its financing activities.

The Company’s financing activities in 2010 consisted of $554,500 in proceeds from the sale by Omagine, Inc. of shares of its Common Stock; $250,000 in proceeds from the issuance by it of convertible notes payable; and a $1,948 decrease in loans to the Company from officers and directors.

The Company incurred net losses of $1,277,001 and $1,114,409 in fiscal years 2010 and 2009 respectively. At December 31, 2010, the Company had a working capital deficit of $1,367,603 compared to working capital deficit of $978,251 at December 31, 2009. This $389,352 increase in the Company’s working capital deficit is attributable to the following: (a) $7,604 decrease in cash and equivalents; (b) $283,424 increase in convertible notes payable and accrued interest; (c) $52,629 decrease in accounts payable; (d) $150 increase in prepaid expenses and other current assets; (e) $1,948 decrease in loans to the Company from officers and directors; (f) $130,299 increase in accrued officer payroll; and (g) $22,752 increase in accrued expense and other current liabilities.

At December 31, 2010, the Company had $148,367 in current assets, consisting of cash ($148,217) and prepaid expenses and other current assets ($150).

The Company's current liabilities at December 31, 2010 totaled $1,515,970 consisting of $596,888 convertible notes payable and accrued interest, $453,578 of accounts payable and accrued expenses, $8,205 due to officers and directors and $457,299 in accrued payroll. Of the $1,515,970 of current liabilities at December 31, 2010, $856,001 or 57% represents amounts which are due to officers and/or directors.

The $808,998 of funds used by operating activities during 2010 was used primarily to fund the net loss of $1,277,001 [less the non-cash charges totaling $334,062]. Such non-cash charges consisted primarily of $110,040 of stock based compensation related to stock options and issuances of Common Stock (a) for 401(k) contributions of $72,500, (b) in payment of $100,000 of accrued compensation to an employee, and (c) in payment of an account payable of $47,500 owed by the Company to a vendor. As a result of the foregoing, the Company had a cash balance at December 31, 2010 of $148,217 as compared to a cash balance of $155,821 at December 31, 2009.

The Company will rely upon the future business of its Omagine LLC subsidiary for revenue growth. Omagine LLC presently has limited resources resulting from the initial capital investments into it by Omagine, Inc. Shortly after the Shareholder Agreement is signed, Omagine LLC’s resources will be increased by approximately $175,000 as a result of the nominal initial investments to be made pursuant to the terms of the Shareholder Agreement (see Exhibit 10.4 hereto). Omagine LLC’s resources will again increase when the OMAG Final Investment of $546,000 is made prior to the Financing Agreement Date. Not until on or shortly after the Financing Agreement Date however, will Omagine LLC receive the bulk of the investment amounts (approximately $69,233,000) being made by the New Shareholders pursuant to the Shareholder Agreement. The continuation of Omagine LLC’s business and its efforts to sign the Development Agreement have been financed to date by Omagine, Inc. and it is planned that such activities will be financed by Omagine LLC subsequent to the signing of the Development Agreement. The additional investment by Omagine, Inc. of 210,000 Omani Rials (equivalent to approximately $546,000) as required pursuant to the Shareholder Agreement (the “OMAG Final Investment”) and the continuation of the Company’s operations is contingent upon the receipt by the Company of additional financing.

On December 22, 2008, Omagine, Inc. signed the SEDA with YA Global. The SEDA expired on April 30, 2011. Pursuant to the SEDA, Omagine, Inc. could, at its sole option and upon giving written notice to YA Global (a “Purchase Notice”), periodically sell shares of its Common Stock ("Shares") to YA Global (“Sales”) at the “Purchase Price” (as determined pursuant to the terms of the SEDA). Omagine, Inc. was not obligated to sell any Shares to YA Global but could, in Omagine, Inc.’s sole discretion, sell that number of Shares valued at the Purchase Price from time to time in effect that equaled five million dollars ($5,000,000) in the aggregate. YA Global was obligated to purchase such Shares from Omagine, Inc. subject to certain conditions including (i) Omagine, Inc. filing a registration statement with the SEC to register the Shares, (ii) the SEC declaring such registration statement effective, (iii) periodic Sales had to be separated by a time period equal to five trading days, and (iv) the amount of any individual Sale could not exceed two hundred thousand dollars ($200,000). The registration statement filed by the Company was declared effective by the SEC as of May 1, 2009 and its effective status expired on April 30, 2010. The Company filed a new registration statement with the SEC to continue to make Sales available to it pursuant to the SEDA and the SEC declared such new registration statement to be effective as of June 7, 2010. The SEDA expired on April 30, 2011 and the effective status of the relevant registration statement expired subsequent to April 30, 2011. All sales of Shares pursuant to the SEDA were made at the sole discretion of the Company.

In March 2011, Omagine, Inc. and YA Master executed a term sheet for the New SEDA. The term sheet was not legally binding and Omagine, Inc. and YA Master subsequently negotiated the final documents. On May 4, 2011, the Company executed the New SEDA with YA Master under substantially the same terms and conditions as the SEDA executed between YA Global and the Company in December 2008. YA Master's obligation to purchase shares of Common Stock under the New SEDA is subject to certain conditions, including (i) Omagine, Inc. obtaining an effective Registration Statement for shares of Common Stock sold under the New SEDA and (ii) the amount for each equity tranche designated by Omagine, Inc. to be no greater than the greater of (i) two hundred thousand dollars ($200,000) or (ii) the average of the “Daily Value Traded” for each of the 5 trading Days prior to the date of an Advance Notice (where Daily Value Traded is the product obtained by multiplying the daily trading volume of the Common Stock for such day by the closing bid price for a share of Common Stock on such day).

The Company has relied on the net proceeds from sales of Omagine, Inc.’s equity securities in private placements and in Sales made pursuant to the SEDA to fund its operations during the past two years. The Company is presently exploring the New SEDA and several other financing alternatives to fund (a) the OMAG Final Investment into Omagine LLC of approximately $546,000 which Omagine, Inc. is required to make prior to the Financing Agreement Date, (b) if the need arises, to fund advances to Omagine LLC after the DA is signed and prior to the Financing Agreement Date, and (c) to continue to fund its operations.

In March 2010 Omagine, Inc. issued an aggregate of 289,996 restricted shares of its Common stock to eligible employees participating in the Omagine, Inc. 401(k) Plan.

Between March and June 2010, Omagine, Inc. sold an aggregate of 618,697 shares of its Common Stock to YA Global pursuant to the SEDA for aggregate proceeds of $250,000.

In June 2010 Omagine, Inc. issued 118,750 restricted shares of its Common Stock to an unaffiliated vendor in payment of an account payable of $47,500 owed by the Company to such vendor.

In July 2010 Omagine, Inc. issued 82,305 restricted shares of its Common Stock to an employee in payment of $100,001 of unpaid accrued compensation owed by Omagine, Inc. to such employee.

Between July and November 2010, Omagine, Inc. sold an aggregate of 336,972 restricted shares of its Common Stock to seven accredited investors for aggregate proceeds of $304,500.

In March 2009 Omagine, Inc. issued an aggregate of 72,480 restricted shares of its Common Stock to eligible employees participating in the Omagine, Inc. 401(k) Plan.

Between May and December 2009, Omagine, Inc. sold an aggregate of 1,308,877 shares of its Common Stock to YA Global pursuant to the SEDA for aggregate proceeds of $555,000.

In August 2009 Omagine, Inc. sold 2,000 restricted shares of its Common Stock to a Director for proceeds of $1,400.

Off Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements and have not formed any special purpose entities.

DESCRIPTION OF PROPERTY

The Company maintains its corporate offices at The Empire State Building, Suite 1103, 350 Fifth Avenue, New York, N.Y., 10118. The premises are leased by the Company under a lease expiring February 28, 2013 and the Company also leases warehouse space in Jersey City, N.J. on a month to month basis. Omagine LLC leases office space in Muscat, Oman under a lease expiring December 31, 2011.

LEGAL PROCEEDINGS

We are not party to any material pending legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors are elected at the annual meeting of shareholders to hold office until the annual meeting of shareholders for the ensuing year or until their successors have been duly elected and qualified. Officers are elected annually by the board of directors and serve at the discretion of the board of directors. The directors and executive officers of the Company are as follows:

Name	Age	Position
Frank J. Drohan	66	Chairman of the Board of Directors, President, Chief Executive & Financial Officer

Charles P. Kuczynski	57	Vice-President, Secretary and Director

William Hanley	69	Controller & Principal Accounting Officer

Salvatore J. Bucchere	68	Director

Kevin O'C. Green	62	Director

Louis J. Lombardo	67	Director

Frank J. Drohan has served as a director, Chairman of the board of directors and President and CEO of the Registrant since 1991. Mr. Drohan is also the Managing Director and Chief Executive Officer of Omagine LLC. He was Chairman of the board of directors, President and sole shareholder of Rif International Corp., a privately held company which had extensive overseas activities in the Middle East between 1977 and 1986. Rif was acquired by Omagine, Inc. in 1997. Mr. Drohan serves as a director and the Chairman of JOL. He is also a director and the Chairman of The Renaissance Team, Inc. (“TRT”) which is a privately held company offering a wide variety of services including: branding, marketing, management, political and strategic visioning, and development management consulting services. Mr. Drohan holds a Bachelor of Science degree in Economics and Political Science from Manhattan College in New York City.

Charles P. Kuczynski has served as a director, Secretary and a Vice-President of the Registrant since 1996 and previously served as a director and Secretary of the Registrant from 1988 to 1993. Mr. Kuczynski is a director and Secretary of JOL and also serves as the Secretary of TRT. Prior to joining the Company Mr. Kuczynski was a sales executive with Hillenbrand Industries. Mr. Kuczynski holds a Bachelor of Arts degree from Merrimack College, Massachusetts.

Salvatore J. Bucchere has served as an independent director of the Registrant since 2001. Mr. Bucchere holds a Bachelor of Business Administration degree in Accounting from St. Johns University in New York and presently lives in Broken Arrow, Oklahoma. From 1965 to 1968 he was employed as a management consultant with Arthur Young & Co. and Main LaFrentz & Co. in New York and from 1968 to 1971, he taught accounting and law. From 1971 to 1977, he served as the Secretary and Vice President of Centennial Industries. During this time, he was one of the founders, with Mr. Drohan, of Biddle International Sales Co. From 1977 to 1979, he was a Vice President and director of Rif International Corp. From 1979 to 2003 he held various executive management and ownership positions in privately held automotive parts distribution companies.

Kevin O’C. Green has served as an independent director of the Registrant since 2001. Mr. Green graduated from the College of St. Thomas, St. Paul in Minnesota with majors in Geology and Philosophy and from the University of Minnesota Law School. He lives in Mankato, Minnesota where he practices law and he has extensive experience in business and securities law litigation. Mr. Green also has business interests in Honduras where he is the owner of a mining company.

Louis J. Lombardo has served as an independent director of the Registrant since 2005. Mr. Lombardo retired after 35 years at American Express Company where he was Executive Vice President – Travel Related Services. In this capacity he led an organization of worldwide operating centers employing over 14,000 people and managed a $1.3 billion operating budget and a $600 million capital budget. Mr. Lombardo holds an MBA degree from New York University. He lives in New York City where he owns and operates two privately held businesses and a consulting company.

Directors are elected to serve for one-year terms or until their successors are duly elected and qualified. Officers serve at the discretion of the board of directors. Inside Directors receive no fees for acting as such. Independent outside Directors receive stock options and receive a minimal fee for attendance at the Company's annual meeting and are entitled to reimbursement of reasonable out-of-pocket expenses incurred in attending meetings.

EXECUTIVE COMPENSATION

The following table sets forth information relating to the aggregate compensation received by the then current executive officers of the Company for services in all capacities during the Registrant's prior three fiscal years indicated for (i) the Chief Executive and Financial Officer, and (ii) each then current executive officer whose total compensation exceeded $100,000 (the “Named Executive Officer”)

SUMMARY COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name and Principal Position	Year	Salary(1) ($)	Stock Awards(2) ($)	Accrued Salary Payable(1) ($)	Option Awards(3) ($)	Total ($)
Frank J. Drohan
Chief Executive and	2010	$0	$33,834	$125,000	$47,170	$206,004
Financial Officer	2009	$0	$34,524	$125,000	$47,170	$206,694
	2008	$93,750	$31,500	$31,250	$11,793	$168,293

Charles P. Kuczynski
Vice-President &	2010	$40,000	$35,444	$45,000	$23,585	$144,029
Secretary	2009	$19,000	$$36,250	$66,000	$23,585	$144,835
	2008	$64,750	$$21,000	$21,250	$5,896	$112,896

(1)	Amounts included under Column (c) represent cash salary payments and amounts included under Column (e) represent unpaid salary which has been accrued on Registrant's books.

(2)	Column (d) represents contributions of the Registrant’s Common Stock to the accounts of eligible employees of its 401(k) Plan, valued at the closing bid price on the dates of such contributions.

(3)
Column (f) represents the dollar amount recognized as compensation expense for financial statement reporting purposes for the year indicated under ASC 718, and not an amount paid to or realized by the named executive officer. There can be no assurance that the amounts determined by ASC 718 will ever be realized. Assumptions used in the calculation of these amounts are included in Note 1- STOCK-BASED COMPENSATION- to the Company's audited financial statements for the fiscal year ended December 31, 2010.

Management has concluded that the aggregate amount of personal benefits does not exceed 10% of the total compensation reported in column (g) of the foregoing table as to any person specifically named in such table.

The following table shows the number of shares of Common Stock covered by exercisable and un-exercisable options held by the Company's Chief Executive Officer on December 31, 2010.

OMAGINE, INC.
OUTSTANDING EQUITY STOCK OPTIONS AT FISCAL YEAR-END
DECEMBER 31, 2010

(a) Name	(b) Number of Securities Underlying Unexercised Options (#) Exercisable	(c) Number of Securities Underlying Unexercised Options (#) Unexercisable	(d) Option Exercise Price ($)	(e) Option Expiration Date
Frank J. Drohan	100,000	0	$1.25	August 31, 2011
	40,000	60,000	$2.60	September 23, 2018

100,000 stock options were granted in 2008 to the Company's Chief Executive Officer. There can be no assurance that the Grant Date Fair Value of Stock Option awards will ever be realized.

Employment Agreements

The Company presently has no employment agreements with any of its employees.

In September 2001, Omagine, Inc. entered into an employment agreement (the “Drohan Agreement”) with Mr. Frank J. Drohan, Chief Executive Officer of the Company. Pursuant to the Drohan Agreement, Omagine, Inc. was obligated through December 31, 2010 to pay its President and Chief Executive Officer, Mr. Frank J. Drohan, an annual base salary of $125,000, plus an additional amount based on a combination of the Company’s net sales and earnings before taxes. Mr. Drohan's employment agreement provided for an option to purchase 20,000 shares of Common Stock at $1.25 per share during each of the first five years of the employment term, and payment by the Company of certain life and disability insurance premiums on Mr. Drohan's behalf. By mutual agreement between the Company and Mr. Drohan, the Drohan Agreement was modified to provide that the Company could from time to time suspend salary payments to Mr. Drohan and Mr. Drohan would continue to provide services to the Company pursuant to the Drohan Agreement and the Company would accrue Mr. Drohan’s unpaid salary. No salary payments were made to Mr. Drohan in 2010, 2009 and part of 2008. The Company has agreed to pay all such unpaid and accrued salary to Mr. Drohan without interest when and if the Company has the financial resources to do so. On September 23, 2008 the board of directors granted 100,000 non-qualified stock options to Mr. Drohan which vest ratably over five years from the grant date. 20,000 of such options vested on each September 24 of 2009 and 2010 and an additional 20,000 of such options shall vest on each September 24 of 2011, 2012 and 2013. Expiration of all such options is ten years from the date of grant. Provided the Company is successful in signing the Development Agreement with the Government of Oman, the Company plans to enter into a new employment agreement with Mr. Drohan, although the terms of such employment agreement have not yet been determined.

Pursuant to a written employment agreement effective September 1, 2001 (the “Kuczynski Agreement”), Omagine, Inc. was obligated through December 31, 2010 to pay its Vice-President & Secretary, Mr. Kuczynski, an annual base salary of $75,000, plus an additional bonus based on a combination of the Company’s net sales and earnings before taxes. The Kuczynski Agreement provided for an option to purchase 10,000 shares of Common Stock at $1.25 per share during each of the first five years of the employment term (the “Kuczynski Options”). By mutual agreement between the Company and Mr. Kuczynski, the Kuczynski Agreement was ended but the Kuczynski Options were maintained in effect. Mr. Kuczynski is presently employed by the Company at an annual salary of $85,000 and Omagine, Inc. has from time to time suspended salary payments to Mr. Kuczynski and Mr. Kuczynski continued to provide services to the Company and the Company has accrued Mr. Kuczynski’s unpaid salary. Omagine, Inc. has agreed to keep the Kuczynski Options in effect and to pay such unpaid and accrued salary to Mr. Kuczynski without interest when and if the Company has the financial resources to do so. Provided the Company is successful in signing the Development Agreement with the Government of Oman, Omagine, Inc. plans to enter into a new employment agreement with Mr. Kuczynski, although the terms of such employment agreement have not yet been determined. On September 23, 2008 the board of directors granted 50,000 non-qualified stock options to Mr. Kuczynski which vest ratably over five years from the grant date. 10,000 of such options vested on each September 24 of 2009 and 2010 and an additional 10,000 of such options shall vest on each September 24 of 2011, 2012 and 2013. Expiration of all such options is ten years from the date of grant.

Consulting Agreement

Effective March 19, 2007 Omagine, Inc. entered into a consulting agreement with Mr. Sam Hamdan (the “Hamdan Agreement”) which has since been amended to expire on December 31, 2011 (See: “Employees and Consultants”). Pursuant to the Hamdan Agreement as amended, (i) Mr. Hamdan will continue to provide ongoing consulting services to the Company, and (ii) under certain circumstances and conditions precedent, Mr. Hamdan may become the President and Chief Operating Officer of Omagine, Inc., and (iii) Omagine, Inc. issued Hamdan options to purchase up to 160,000 shares of Omagine, Inc.’s Common Stock at $1.25 per share (the “Hamdan Option”), exercisable ratably over the 5 year period beginning on April 1, 2007. The Hamdan Option is exercisable only if, at the time of such exercise: (i) the Hamdan Agreement is in effect, or (ii) Hamdan is an employee of the Company.

Equity Compensation Plan Information

At the Company’s annual meeting on December 29, 2009, the shareholders approved the reservation by the Company subsequent to the Forward Split of two million five hundred thousand (2,500,000) shares of Common Stock for issuance under the "2003 Omagine Inc. Stock Option Plan" ("Plan"). The adoption of the Plan was approved by the board of directors in March 2004 and ratified by the Company's shareholders on September 1, 2004.

The Plan is designed to attract, retain and motivate employees, directors, consultants and other professional advisors of the Company and its subsidiaries (collectively, the "Recipients") by giving such Recipients the opportunity to acquire stock ownership in Omagine, Inc. through the granting of incentive stock options and non-qualified stock options (collectively, “Stock Options”) to purchase shares of the Registrant’s Common Stock.

As of December 31, 2010, there were 528,000 Stock Options outstanding under the Plan. Following is a listing of all non-qualified Stock Options issued and outstanding as of December 31, 2010: (These Stock Options have been adjusted for the Stock Splits effected December 30, 2009).

Name	No. of options	Exercise Price	Date of Grant

Frank Drohan	100,000	$1.25	9/l/2001
Charles Kuczynski	50,000	$1.25	9/l/2001
Agora	40,000	$4.10	12/16/2005
Sam Hamdan	160,000	$1.25	3/31/2007
Salvatore Bucchere	6,000	$4.50	10/30/2007
Kevin Green	6,000	$4.50	10/30/2007
Louis Lombardo	6,000	$4.00	1/1/2008
Frank Drohan	100,000	$2.60	9/23/2008
Charles Kuczynski	50,000	$2.60	9/23/2008
William Hanley	6,000	$2.60	9/23/2008
Salvatore Bucchere	2,000	$0.51	7/1/2010
Kevin Green	2,000	$0.51	7/1/2010

Stock Options Granted to Independent Directors

On the date of appointment to the board of directors of Directors, new non-employee independent directors are entitled to a one-time grant of 6,000 non-qualified Stock Options. The price of the Common Stock underlying such Stock Options is the closing bid price on the date of grant and the options vest ratably over three years provided the director continues to hold office. Non-employee independent directors that have served on the board of directors for at least 3 years may be granted 2,000 options (or such other number of options as determined by the board of directors in its discretion) on the first business day of each fiscal year subsequent to such three years of service (or on such other day subsequent thereto as determined by the board of directors in its discretion) at an exercise price equal to the closing bid price on the date of grant and vesting immediately upon grant.

On January 1, 2004, the Company awarded options to purchase 6,000 shares of its Common Stock to each of its then two non-employee independent directors - Mr. Green and Mr. Bucchere, at an exercise price of $0.85 per share. All 12,000 of such options were exercised in December 2008 by Messrs. Bucchere and Green. On October 30, 2007, the Company awarded options to purchase 6,000 shares of its Common Stock to each of Messrs. Bucchere and Green at an exercise price $4.50 per share. The options expire five years after the date of grant and all such options are fully vested. On July 1, 2010, the Company awarded options to purchase 2,000 shares of its Common Stock to each of Messrs. Bucchere and Green at an exercise price $0.51 per share. The options expire five years after the date of grant and all such options are fully vested.

On July 1, 2005, the Company awarded options to purchase 6,000 shares of its Common Stock to Mr. Louis J. Lombardo, a non-employee independent director, at an exercise price of $5.00 per share. The options expired unexercised on June 30, 2010.  On January 1, 2008, the Company awarded options to purchase 6,000 shares of its Common Stock to Mr. Louis J. Lombardo at an exercise price of $4.00 and all such options are fully vested.

On May 17, 2011, the Company awarded options to purchase 2,000 shares of its Common Stock to each of Messrs. Bucchere, Green and Lombardo at an exercise price $0.85 per share. The options expire five years after the date of grant and all such options are fully vested.

Directors of the Company who are employees of the Company do not receive additional compensation for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

The Renaissance Team, Inc.

Mr. Sam Hamdan, who has a consulting agreement with the Company and who under certain circumstances may become Omagine, Inc.’s president, is also the president of The Renaissance Team, Inc., a privately held company ("TRT"). Frank J. Drohan ("Drohan"), the Company’s President and Chief Executive Officer, is the Chairman of TRT and Charles P. Kuczynski, the Company’s Vice President and Secretary, is the Secretary of TRT. TRT is inactive and has not conducted any business and is not in competition with the Company. Each of Mr. Hamdan and Mr. Drohan own 50% of TRT's equity. TRT had intended to acquire the business and certain assets of The Global Leadership Team, Inc. ("GLT") of which Mr. Hamdan is currently the president and sole shareholder but that plan has now been abandoned. There have been no transactions between TRT and the Company to date and the Company anticipates that no such transactions will occur in the future. Mr. Hamdan and Mr. Drohan now intend to form a new corporation (“Newco”) which will not compete with the Company and which will concentrate exclusively on business opportunities in the MENA region. Mr. Drohan's employment agreement with the Company which expired on December 31, 2010 permitted him to be involved in any other business enterprise that does not compete with the Company. In 2006 and 2007 Mr. Hamdan and GLT performed significant services, including branding, strategic consulting, strategic visioning, marketing, financial and project finance planning, public relations, event management and management consulting services for JOL with respect to the proposed Qutopia Project in Qatar and the Omagine Project in Oman. The unpaid account payable of $245,449 due to GLT from JOL for such services was extinguished and exchanged for 490,880 shares of Common Stock. Hamdan and Drohan have agreed with respect to any possible future transaction(s) between Newco and the Company (a "Related Party Transaction") that they will exercise their best efforts to assure that any such Related Party Transaction will be structured such that it provides substantially better terms and conditions to the Company than would otherwise be available to the Company if the Company were to negotiate and conclude such Related Party Transaction on an "arms-length" basis with a company with which Mr. Hamdan and/or Mr. Drohan were not associated. Furthermore, any such Related Party Transaction will be in compliance with the Company's Code of Ethics.

Director Independence

The Company complies with the standards of "independence" under the NASDAQ Marketplace Rules. Accordingly, a director will only qualify as an "independent director" if, in the opinion of our board of directors, that person does not have a material relationship with our company which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. A director who is, or at any time during the past three years, was employed by the Company or by any parent or subsidiary of the Company, shall not be considered independent. Accordingly, each of Salvatore J. Bucchere, Kevin O’C. Green and Louis J. Lombardo meet the definition of an "independent director" under NASDAQ Marketplace Rule 5605(a)(2).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as to shares of Common Stock beneficially owned as of June 24, 2011 by:

●	each director;
●	each officer;
●	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our Common Stock; and
●	all directors and executive officers as a group.

Name and Address	Beneficial Ownership(8)	Percent
Frank J. Drohan (1)(3)	1,382,358	11.0%

Charles P. Kuczynski (l)(4)	363,293	2.9%

Salvatore S. Bucchere (1)(6)	57,980	0.5%

Louis J. Lombardo (1)(5)	59,177	0.5%

Kevin O. Green (1)(6)	21,940	0.2%

Muftah Benomran (2)	640,886	5.1%

Mohammed K. Al-Sada (2)	909,800	7.2%

William Hanley (2)(7)	99,214	0.8%

All officers and Directors
As a Group of 5 Persons	1,983,962	15.7%

(1) The address for each of these individuals is c/o Omagine, Inc. and each is a director of Omagine, Inc. Messrs. Drohan and Kuczynski are officers of Omagine, Inc.

(2) The address for each of these individuals is c/o Omagine, Inc. Mr. Hanley is an officer of Omagine, Inc.

(3) Does not include Mr. Drohan's (i) 100,000 Stock Options currently exercisable at $1.25 per share or (ii) 40,000 currently exercisable and 60,000 un-exercisable Stock Options at $2.60 per share.

(4) Does not include Mr. Kuczynski's (i) 50,000 Stock Options currently exercisable at $1.25 per share or (ii) 20,000 currently exercisable and 30,000 un-exercisable Stock Options at $2.60 per share.

(5) Does not include Mr. Lombardo's (i) 6,000 Stock Options currently exercisable at $4.00 per share, or (ii) 2,000 stock options currently exercisable at $0.85 per share.

(6) Does not include (i) the 12,000 Stock Options currently exercisable at $4.50 per share (6,000 held by Mr. Bucchere and 6,000 held by Mr. Green), or (ii) 4,000 Stock Options currently exercisable at $0.51 per share (2,000 held by Mr. Bucchere and 2,000 held by Mr. Green) or (iii) the 4,000 stock options currently exercisable at $0.85 per share (2,000 held by Mr. Bucchere and 2,000 held by Mr. Green).

(7) Does not include Mr. Hanley’s 4,000 Stock Options currently exercisable at $2.60 per share.

(8) None of these shares are subject to rights to acquire beneficial ownership, as specified in Rule 13d-3 (d) (1) under the Securities Exchange Act of 1934, as amended, and the beneficial owner has sole voting and investment power, subject to community property laws where applicable.

DESCRIPTION OF SECURITIES

The following is a summary of the material provisions of our Common Stock, our preferred stock, par value $.001 per share (“Preferred Stock”) and our restated certificate of incorporation, and bylaws, all as in effect as of the date of this Prospectus. You should also refer to our restated certificate of incorporation, and bylaws, which have been filed with the SEC as exhibits to the Registration Statement of which this Prospectus is a part.

Our total authorized capital stock is 50,850,000 shares of which 50,000,000 shares are Common Stock and 850,000 shares are Preferred Stock.

Common Stock

As of August 15, 2011, there are 12,715,262 shares of Common Stock issued and outstanding.

The holders of our Common Stock are entitled to one vote per share on all matters to be voted on by our stockholders, including the election of directors. Our stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

The holders of the Company’s Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available there for and subject to prior dividend rights of holders of any shares of our Preferred Stock which may be outstanding. Upon the Company’s liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of our Preferred Stock, if any, the holders of our Common Stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of the Company’s Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of the Company’s Common Stock are, and all shares being offered by this Prospectus will be, fully paid and not liable to further calls or assessment by the Company.

Preferred Stock

As of August 15, 2011, there were no shares of Preferred Stock outstanding. Our Certificate of Incorporation authorizes the issuance of shares of Preferred Stock in one or more series. Our board of directors has the authority, without any vote or action by the shareholders, to create one or more series of Preferred Stock up to the limit of our authorized but unissued shares of Preferred Stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative participating, option or other special rights (if any), and any qualifications, preferences, limitations or restrictions pertaining to such series which may be fixed by the board of directors pursuant to a resolution or resolutions providing for the issuance of such series adopted by the board of directors.

Transfer Agent

The Transfer Agent for our Common Stock is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under our Certificate of Incorporation, our directors will not be personally liable to us or to our shareholders for monetary damages for any breach of their fiduciary duty as a director, except liability for the following:

● Any breach of their duty of loyalty to our Company or to our stockholders.
● Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.
● Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.
● Any transaction from which the director derived an improper personal benefit.

We believe that these limitation of liability provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability provisions in our Certificate of Incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are filing with the SEC a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus is a part, covering the securities being offered by the Selling Stockholder. As permitted by the SEC, this Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this Prospectus, please see the Registration Statement and the exhibits filed with the Registration Statement. A copy of the Registration Statement and the exhibits filed with the Registration Statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above.

LEGAL MATTERS

The validity of our Common Stock offered hereby will be passed upon by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

Our consolidated financial statements at December 31, 2010, and for the two years in the period then ended, appearing in this Prospectus have been audited by Michael T. Studer, CPA P.C., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this Prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE .

None.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FINANCIAL STATEMENTS - June 30, 2011

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash	$120,698	$148,217
Prepaid expenses and other current assets	650	150
Total Current Assets	121,348	148,367

PROPERTY AND EQUIPMENT:
Office and computer equipment	132,570	132,570
General plant	17,800	17,800
Furniture and fixtures	15,951	15,951
Leasehold improvements	866	866
	167,187	167,187
Less accumulated depreciation and amortization	(162,860)	(160,990)
	4,327	6,197

Other assets	13,161	13,361

TOTAL ASSETS	$138,836	$167,925

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Convertible notes payable and accrued interest	$622,209	$596,888
Accounts payable	422,484	403,095
Accrued officers payroll	572,300	457,299
Due officers and directors	7,730	8,205
Accrued expenses and other current liabilities	61,010	50,483
Amounts received from Omagine LLC noncontrolling
parties to be satisfied through future issuance
of Omagine LLC noncontrolling common stock	58,500	-
Total Current Liabilities	1,744,233	1,515,970
Long Term Liabilities	-	-

TOTAL LIABILITIES	1,744,233	1,515,970

STOCKHOLDERS' DEFICIENCY:

Preferred stock:
$0.001 par value
Authorized: 850,000 shares
Issued and outstanding: - none	-	-

Common stock:
$0.001 par value
Authorized: 50,000,000 shares
Issued and outstanding:
12,697,935 shares in 2011	12,698
12,107,646 shares in 2010		12,108
Capital in excess of par value	19,608,178	18,913,269
Accumulated deficit	(21,226,273)	(20,273,422)

Total Stockholders' Deficiency	(1,605,397)	(1,348,045)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$138,836	$167,925

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND  SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30,		June 30,
	2011	2010	2011	2010
REVENUE:
Revenue	$-	$-	$-	$-

EXPENSES:

Officers and directors compensation (including
stock-based compensation of $18,433, $22,818, $109,366,
and $118,136, respectively)	104,433	95,318	267,866	263,136
Professional fees	12,765	83,332	55,155	115,230
Consulting fees	8,766	881	40,016	15,326
Commitment fees incurred in connection with the New
SEDA (satisfied through issuance of common stock)	300,000	-	300,000	-
Travel	38,504	16,232	53,990	24,584
Occupancy	50,790	31,601	83,208	64,820
Other general and administrative	77,891	66,473	125,229	116,893
Total Costs and Expenses	593,149	293,837	925,464	599,989

OPERATING LOSS	(593,149)	(293,837)	(925,464)	(599,989)

Interest income	-	-	-	-
Interest expense	(14,060)	(7,835)	(27,387)	(15,636)

NET LOSS	$(607,209)	$(301,672)	$(952,851)	$(615,625)

LOSS PER SHARE - BASIC AND DILUTED	$(0.05)	$(0.03)	$(0.08)	$(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
- BASIC AND DILUTED	12,571,175	11,671,326	12,407,690	11,221,023

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
(UNAUDITED)

	Common Stock		Capital in
		Par	Excess of	Accumulated
	Shares	Value	Par Value	Deficit
Balances at December 31, 2010	12,107,646	$12,108	$18,913,269	$(20,273,422)

Contribution of Common Stock to 401K Plan	51,784	52	72,448	-

Stock option expense	-	-	46,249	-

Sale of Common Stock for cash	85,847	86	104,914	-

Sale of Common Stock under Standby Equity
Distribution Agreement	193,442	193	164,807	-

Stock grant to consultant	15,000	15	6,735	-

Issuance of Common Stock in satisfaction of
the New SEDA Commitment Fees	244,216	244	299,756	-

Net Loss	-	-	-	(952,851)

Balances at June 30, 2011	12,697,935	$12,698	$19,608,178	$(21,226,273)

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,

	2011	2010
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(952,851)	$(615,625)
Adjustments to reconcile net loss to net cash flows
used by operating activities:
Depreciation and amortization	1,870	1,895
Stock based compensation related to stock options	46,249	55,020
Issuance of Common Stock for 401K Plan contribution	72,500	72,500
Issuance of Common Stock for stockholder investor
relations	-	47,500
Issuance of stock grant to consultant	6,750	-
Issuance of Common Stock in satisfaction of the New
SEDA commitment fees	300,000	-
Changes in operating assets and liabilities:
Prepaid expenses, other current assets and other
assets	(300)	(755)
Accounts payable	19,389	34,343
Accrued expenses and other current liabilities	10,527	11,093
Accrued officers' payroll	115,001	120,000
Accrued Interest on convertible notes payable	25,321	12,924
Net cash flows used by operating activities	(355,544)	(261,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans from officers and directors	(475)	(2,495)
Proceeds from sale of Common Stock	270,000	250,000
Proceeds from Omagine LLC noncontrolling parties to be
satisfied through future issuance of Omagine LLC
noncontrolling common stock	58,500	-
Net cash flows provided by financing activities	328,025	247,505

NET CHANGE IN CASH	(27,519)	(13,600)

CASH BEGINNING OF PERIOD	148,217	155,821

CASH END OF PERIOD	$120,698	$142,221

SUPPLEMENTAL CASH FLOW INFORMATION:

Income taxes paid	$1,289	$910

Interest paid	-	-

See acompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The consolidated balance sheet for Omagine, Inc. and subsidiaries (the “Company”) at the end of the preceding fiscal year has been derived from the audited balance sheet and notes thereto contained in the Company's annual report on Form 10-K for its fiscal year ended December 31, 2010 and is presented herein for comparative purposes. All other financial statements are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for all periods presented, have been made.

The results of operations for the interim periods presented herein are not necessarily indicative of operating results for the respective full years. As of the date of this report Omagine, Inc. (“Omagine”) has two wholly-owned subsidiaries, Journey of Light, Inc. (“JOL”) and Omagine LLC (“LLC”). The Company conducts all of its operations through its subsidiaries. All inter-company transactions have been eliminated in the consolidated financial statements. (See: Principles of Consolidation below in this Note 1).

Certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted in accordance with the published rules and regulations of the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2010.

Earnings (Loss) Per Share – Basic earnings (loss) per share is based upon the weighted-average number of common shares outstanding during the respective period. Diluted earnings (loss) per share is based upon the weighted-average number of common shares and dilutive securities (such as stock options and convertible securities) outstanding during the respective period and dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from such calculation.

For the six months ended June 30, 2011 and 2010, the shares of common stock (“Common Stock”) underlying the following dilutive securities were excluded from the calculation of diluted shares outstanding as the effect of their inclusion would be anti-dilutive:

	Shares Issuable
	Six Months Ended June 30,
	2011	2010
Convertible Notes	277,389	136,008
Stock Options	442,000	374,000
Total shares of Common Stock	719,389	510,008

Principles of Consolidation – The consolidated financial statements included in this report include the accounts of Omagine and its subsidiaries, JOL and LLC. All intercompany transactions have been eliminated in consolidation. As of the date of this report LLC is owned 100% by Omagine. In May 2011, Omagine and three new investors entered into a shareholders agreement (the “Shareholder Agreement”) pursuant to which Omagine’s 100% ownership of LLC will be reduced to 60%. The aforementioned new ownership interests memorialized by the Shareholder Agreement do not become legally effective until such ownership interests are registered with the Ministry of Commerce and Industry in Oman (the “Registration”). The Registration is expected to occur subsequent to the date hereof. Until the Registration occurs, the Company’s consolidated financial statements will reflect Omagine’s 100% ownership of LLC. From and after the date that the Registration occurs, the Company’s consolidated financial statements will reflect Omagine’s 60% ownership of LLC.

NOTE 2 - GOING CONCERN AND LIQUIDITY

At June 30, 2011, the negative working capital of the Company was $1,622,885. Further, the Company incurred net losses of $952,851 and $1,277,001 for the six months ended June 30, 2011 and for the year ended December 31, 2010, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to execute its business plan and attain profitable operations or obtain additional financing.

NOTE 3 – CONVERTIBLE NOTES PAYABLE AND ACCRUED INTEREST

Convertible notes payable and accrued interest thereon consist of:
	June 30,	December 31,
	2011	2010

Due to the president of the Company, interest at 8%, due on demand, convertible into common stock at a conversion price of $2.00 per share:

Principal	$192,054	$192,054
Accrued interest	43,904	36,285

Due to the secretary of the Company, interest at 8%, due on demand, convertible into common stock at a conversion price of $2.00 per share:

Principal	39,961	39,961
Accrued interest	9.135	7,550

Due to a director of the Company, interest at 10%, due on September 16, 2011 ($100,000) and November 4, 2011 ($50,000), convertible into common stock at a conversion price of $2.50 per share:

Principal	150,000	150,000
Accrued interest	11,124	3,685

Due to investors, interest at 15%, due on demand, convertible into common stock at a conversion price of $2.50 per share:

Principal	50,000	50,000
Accrued interest	17,394	13,675

Due to investors, interest at 10%, due from July 27, 2011 to October 19, 2011, convertible into common stock at a conversion price of $2.50 per share:

Principal	100,000	100,000
Accrued interest	8,637	3,678

Totals	$622,209	$596,888

NOTE 4 – COMMON STOCK

In March 2010, the Company issued and contributed a total of 289,996 shares of Common Stock to all eligible employees of the Omagine, Inc. 401(k) Plan.

From January 2010 to June 2010, the Company issued a total of 618,697 shares of Common Stock for proceeds of $250,000 under the Standby Equity Distribution Agreement with YA Global Investments L.P. (See Note 6).

In June of 2010, the Company issued 118,750 shares of Common Stock in payment of $47,500 in stockholder relations consulting fees.

In January 2011, the Company issued and contributed a total of 51,784 shares of Common Stock to all eligible employees of the Omagine, Inc. 401(k) Plan.

From January 2011 to June 2011 the Company issued a total of 193,442 shares of Common Stock for proceeds of $165,000 under the Standby Equity Distribution Agreement with YA Global Investments L.P. (See Note 6).

In February, March and June 2011, the Company sold to accredited investors a total of  85,847 shares of Common Stock for proceeds of $105,000.

On March 4, 2011, the Company issued 15,000 shares of Common Stock to a consultant for services rendered.

In May and June 2011, the Company issued a total of 244,216 shares of Common Stock to YA Global Master SPV Ltd. in satisfaction of $300,000 commitment fees due in connection with the New SEDA (see Note 6).

NOTE 5 – STOCK OPTIONS

The following is a summary of stock option activity for the six months ended June 30, 2011:

Outstanding at January 1, 2011	528,000
Granted and Issued	6,000
Exercised	-
Forfeited/expired/cancelled	-
Outstanding at June 30, 2011	534,000
Exercisable at June 30, 2011	442,000

Stock options outstanding at June 30, 2011 (all non-qualified) consist of:

Year	Number	Number	Exercise	Expiration
Granted	Outstanding	Exercisable	Price	Date
2001	150,000	150,000	$1.25	August 31, 2011
2005	40,000	40,000	$4.10	December 31, 2011
2007	160,000	160,000	$1.25	March 31, 2017
2007	12,000	12,000	$4.50	October 29, 2012
2008	6,000	6,000	$4.00	December 31, 2012
2008(A)	150,000	60,000	$2.60	September 23, 2018
2008(B)	6,000	4,000	$2.60	September 23, 2013
2010	4,000	4,000	$0.51	June 30, 2015
2011	6,000	6,000	$0.85	May 16, 2016
Totals	534,000	442,000

(A)	The 90,000 unvested options relating to the 2008 grant are scheduled to vest 30,000 on each September 24, 2011, 2012 and 2013.

(B)	The 2,000 unvested options relating to the 2008 grant are scheduled to vest on September 24, 2011.

As of June 30, 2011, there was $174,762 of total unrecognized compensation cost relating to unexpired stock options. That cost is expected to be recognized $46,249 in 2011, $75,447 in 2012 and $53,066 in 2013.

NOTE 6 – COMMITMENTS

Leases

The Company leases its executive office in New York, New York under a ten-year lease entered into in February 2003. The Company also rents warehouse space in Jersey City, New Jersey under a month-to-month lease. The Company also leases office space in Muscat, Oman under a lease expiring December 31, 2011. Rent expense for the six months ended June 30, 2011 and 2010 was $83,208 and $64,820, respectively.

At June 30, 2011, the future minimum lease payments under non-cancelable operating leases are as follows:

2011	$28,400
2012	56,800
2013	9,466
Total	$94,666

Employment Agreements

Pursuant to an employment agreement dated September 1, 2001, Omagine was obligated to pay its President and Chief Executive Officer an annual base salary of $125,000 through December 31, 2010 plus an additional amount based on a combination of net sales and earnings before taxes. The Company’s Compensation Committee expects to decide terms of a new employment agreement in the third quarter of 2011. For the six months ended June 30, 2011, the Company has continued to accrue salaries payable to the President on the basis of an annual salary of $125,000.

Omagine had been obligated to employ its Vice-President and Secretary under an employment agreement which was cancelled. Provided the Company is successful in signing the Development Agreement with the Government of Oman for the Omagine Project, the Company intends to enter into a new employment agreement with this individual.

Equity Financing Agreement

On December 22, 2008, Omagine entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA Global Investments, L.P. (“YA”). The SEDA expired on April 30, 2011. Pursuant to the terms of the SEDA, Omagine could, at its sole option and upon giving written notice to YA (a “Purchase Notice”), sell shares of its Common Stock (the “Shares”) to YA at a per Share “Purchase Price” equal to 95% of the lowest daily volume weighted average price for a share of Omagine’s Common Stock as quoted by Bloomberg, L.P. during the five (5) consecutive trading days following such Purchase Notice (the “Pricing Period”). During the term of the SEDA, Omagine was not obligated to sell any Shares to YA but could, in its sole discretion, sell that number of Shares valued at the Purchase Price from time to time in effect that equaled up to $5,000,000 in the aggregate. YA was obligated to purchase such Shares from Omagine subject to certain conditions including (i) Omagine filing a registration statement with the Securities and Exchange Commission (the “SEC”) to register the Shares (“Registration Statement”), (ii) the SEC declaring such Registration Statement effective, (iii) periodic sales of Shares to YA had to be separated by a time period equal to the Pricing Period, and (iv) the amount of any such individual periodic sale of Shares could not exceed $200,000. All sales of Shares pursuant to the SEDA were made at the sole discretion of the Company. The Registration Statement filed by the Company with the SEC was declared effective by the SEC as of May 1, 2009 and its effective status expired on April 30, 2010. The Company filed a new Registration Statement with the SEC to continue to make sales available to it pursuant to the SEDA and the SEC declared such new Registration Statement to be effective as of June 7, 2010. The SEDA expired on April 30, 2011.

On May 4, 2011, Omagine executed a new two year SEDA (the “New SEDA”) with YA Global Master SPV Ltd. (“YA Ltd”) on substantially the same terms and conditions as the SEDA executed between YA and Omagine in December 2008. Pursuant to the New SEDA, Omagine issued one hundred seventy six thousand four hundred seventy one (176,471) restricted shares of Common Stock to YA Ltd in satisfaction of a $150,000 commitment fee due to YA Ltd pursuant to the New SEDA. On June 21, 2011, Omagine and YA Ltd amended the New SEDA to increase the commitment amount under the New SEDA from $5 million to $10 million and to pay YA Ltd an additional $150,000 commitment fee. In June 2011 Omagine issued sixty seven thousand seven hundred forty five (67,745) restricted shares of its Common Stock to YA Ltd in satisfaction of the additional commitment fee of $150,000.

Omagine Project

The Company’s proposed Omagine Project is planned to be developed on one million square meters (equal to approximately 245 acres) of beachfront land facing the Gulf of Oman (the “Omagine Site”) just west of the capital city of Muscat and nearby Muscat International Airport. The Company is awaiting the conclusion of the documentary process with respect to the Omagine Project and the signing of a Development Agreement with the Government of Oman.

The Omagine Project contemplates the integration of cultural, heritage, educational, entertainment and residential components, including a theme park and associated exhibition buildings, shopping and retail establishments, restaurants and several million square feet of residential development.

Omagine LLC Shareholder Agreement

In May 2011, Omagine, Inc. and three new investors entered into a Shareholders Agreement relating to Omagine LLC. Pursuant to the agreement, Omagine, Inc. made an Omani Rial  (OMR) 7500 (approximately $19,500) capital contribution to Omagine LLC on June 9, 2011 and agreed to make an additional capital contribution to Omagine LLC of OMR 210,000 (approximately $546,000) after execution of the Development Agreement between the Government of Oman and Omagine LLC and before the Financing Agreement date.  In exchange for 40% share ownership of Omagine LLC, the other three investors agreed to make capital contributions to Omagine LLC totaling OMR 60,000 (approximately $156,000) prior to the Development Agreement execution date (of which OMR 22,500, or approximately $58,500, was received at June 30, 2011) and agreed to make additional capital contributions to Omagine LLC totaling OMR 26,628,125 (approximately $69,233,125) at the Financing Agreement date.

NOTE 7 – SUBSEQUENT EVENTS

In July and August 2011, the Company sold and issued 17,327 shares of its Common Stock to three accredited investors for proceeds of $55,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and Stockholders of Omagine, Inc.

I have audited the accompanying consolidated balance sheets of Omagine, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omagine, Inc. and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

By:	/s/ Michael T. Studer CPA P.C .

April 15, 2011
Freeport, New York

FINANCIAL STATEMENTS – December 31, 2010 and 2009

	December 31,
ASSETS	2010	2009

CURRENT ASSETS:
Cash	$148,217	$155,821
Prepaid expenses and other current assets	150	0
Total Current Assets	148,367	155,821

PROPERTY AND EQUIPMENT:
Office and computer equipment	132,570	131,412
General plant	17,800	17,800
Furniture and fixtures	15,951	15,951
Leasehold improvements	866	866
	167,187	166,029
Less: Accumulated depreciation and amortization	(160,990)	(156,968)
	6,197	9,061

Other assets	13,361	13,606

TOTAL ASSETS:	$167,925	$178,488

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Convertible notes payable and accrued interest	$596,888	$313,464
Accounts payable	403,095	455,724
Accrued officers' payroll	457,299	327,000
Due officers and directors	8,205	10,153
Accrued expenses and other current liabilities	50,483	27,731
Total Current Liabilities	1,515,970	1,134,072

Long Term Liabilities	-	-

TOTAL LIABILITIES:	1,515,970	1,134,072

COMMITMENTS

STOCKHOLDERS' EQUITY:
Preferred stock: $0.001 par value; Authorized: 850,000 shares
Issued and outstanding: - none	-	-
Common stock: $0.001 par value; Authorized: 50,000,000 shares
Issued and outstanding: 12,107,646 and 10,660,904 shares respectively	12,108	10,661

Capital in excess of par value	18,913,269	18,030,176
Retained earnings (deficit)	(20,273,422)	(18,996,421)

Total Stockholders' Equity (Deficit)	(1,348,045)	(955,584)

Total Liabilities And Stockholders' Equity	$167,925	$178,488

See accompanying notes to consolidated financial statements

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31
	2010	2009
REVENUE:
Net sales	$-	$-
Total Revenues	$-	$-

COSTS AND EXPENSES:
Cost of sales	-	-

Officers and directors compensation
(including stock-based compensation
of $263,772 and $166,060 respectively)	453,772	466,560
Professional fees	228,170	227,010
Travel	180,418	59,515
Occupancy	136,067	140,976
Other general and administrative	239,848	189,631
Total Costs and Expenses	1,238,275	1,083,692

OPERATING LOSS	(1,238,275)	(1,083,692)

Interest income	-	124
Interest expense	(38,726)	(30,841)

NET LOSS	$(1,277,001)	$(1,114,409)

LOSS PER SHARE - BASIC AND DILUTED	$(0.11)	$(0.12)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
BASIC AND DILUTED	11,828,511	9,686,101

See accompanying notes to consolidated financial statements

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Capital in	Retained
		Par	Excess of	Earnings
	Shares	Value	Par Value	(Deficit)
Balances at December 31, 2008	9,277,527	$9,278	$17,290,331	$(17,882,012)

Contribution of Common Stock to 401K Plan	72,500	72	72,428
Stock option expense			112,328
Issuance of Common Stock for cash	2,000	2	1,398
Sale of Stock Under Stock Equity
Distribution Agreement	1,308,877	1,309	553,691	-
Net loss	-	-	-	(1,114,409)
Balances at December 31, 2009	10,660,904	$10,661	$18,030,176	$(18,996,421)

Adjustment for Stock Splits	22
Contribution of Common Stock to 401K Plan	289,996	290	72,210
Stock option expense	-	-	110,040
Sale of Common Stock for cash	336,972	337	304,163
Issuance of Common Stock in payment of
Salaries payable	82,305	82	99,918
Issuance of Common Stock for Stockholder
Investor relations	118,750	119	47,381
Sale of Stock Under Stock Equity
Distribution Agreement	618,697	619	249,381
Net loss	-	-	-	(1,277,001)
Balances at December 31, 2010	12,107,646	$12,108	$18,913,269	$(20,273,422)

See accompanying notes to consolidated financial statements

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,277,001)	$(1,114,409)
Adjustments to reconcile net loss to net cash
flows from operating activities:
Depreciation and amortization	4,022	6,249
Stock based compensation related to stock options	110,040	112,328
Issuance of Common Stock for 401K contribution	72,500	72,500
Issuance of Common Stock for stockholder
investor Relations	47,500	-
Issuance of Common Stock in payment of salaries payable	100,000	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets and other assets	95	40,917
Accrued Interest on convertible notes payable	33,424	24,736
Accounts payable	(52,629)	99,356
Accrued expenses and other current liabilities	22,752	21,386
Accrued officers' payroll	130,299	254,500

Net cash flows used by operating activities	(808,998)	(482,437)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(1,158)	(1,471)
Net cash flows provided by financing activities	(1,158)	(1,471)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans from officers and directors	(1,948)	(16,182)
Proceeds from sales of common stock	554,500	556,400
Issuance of convertible notes payable	250,000	50,000
Net cash flows provided by financing activities	802,552	590,218

NET CHANGE IN CASH	(7,604)	106,310

CASH BEGINNING OF PERIOD	155,821	49,511

CASH END OF PERIOD	$148,217	$155,821

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid	$-	$-

Interest paid	$5,301	$6,105

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation - The consolidated financial statements include the accounts of Omagine, Inc. ("Omagine") and its wholly owned subsidiaries, Journey of Light, Inc. ("JOL") and Omagine LLC ("LLC"), collectively referred to as the "Company"). LLC, a foreign corporation, was organized in the Sultanate of Oman on November 23, 2009. All inter-company transactions have been eliminated in consolidation.

Nature of the Business - Omagine is a holding company which operates through its subsidiaries, JOL and LLC. Both JOL and LLC are in the real estate development business. LLC is the local real estate development company established to do business in Oman.

Financial Instruments - Financial instruments include cash, convertible notes payable and accrued interest, accounts payable, accrued officer payroll, due officers and directors, and accrued expenses and other current liabilities. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values, based on market information available to management.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At December 31, 2010, cash includes approximately $106,000 in an Oman bank account not covered by FDIC insurance.

Estimates and Uncertainties - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Revenue Recognition - The Company follows the guidelines of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB101). In the event that a subsidiary of the Company signs a development agreement with the Government of Oman, such subsidiary will recognize revenue ratably over the development period, measured by methods appropriate to the services or products provided.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is subject to income taxes at both the federal and state level. Separate state income tax returns are filed with each state in which the Company is incorporated or qualified as a foreign corporation. Other than LLC which is subject to income taxes in Oman, the Company is not presently subject to income taxes in any foreign country.

Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted income tax rates. The Company establishes a provision for income taxes by applying the provisions of the applicable enacted tax laws to taxable income, if any, for that period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-based Compensation - Stock-based compensation is accounted for at fair value in accordance with Accounting Standards Codification ("ASC") 718, "Compensation - Stock Compensation".

For stock options granted, we have recognized compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model. For these awards, we have recognized compensation expense using a straight-line amortization method. ASC 718 requires that stock-based compensation expense be based on awards that are ultimately expected to vest. Stock option expense for the years ended December 31, 2010 and 2009 were $110,040 and $112,328, respectively. See Note 5.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based upon the weighted-average number of common shares outstanding during that period. Diluted earnings (loss) per share is based upon the weighted-average number of common shares and dilutive securities (such as stock options and convertible securities) outstanding. Dilutive securities having an anti- dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

For the years ended December 31, 2010 and 2009, diluted shares outstanding excluded the following dilutive securities as the effect of their inclusion on diluted earnings (loss) per share would be anti-dilutive.

	Shares Issuable Year Ended December 31,
	2010	2009

Convertible Notes	266,341	151,115

Stock Options	404,000	340,000

Total Shares	670,341	491,115

NOTE 2 - GOING CONCERN AND LIQUIDITY:

At December 31, 2010, the negative working capital of the Company was $1,367,603. Further, the Company incurred net losses of $1,277,001 and $1,114,409 for the years ended December 31, 2010 and 2009 respectively. These factors raise substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to execute its business plan and attain profitable operations.

NOTE 3 - CONVERTIBLE NOTES PAYABLE AND ACCRUED INTEREST:

Convertible notes payable and accrued interest consist of:
	December 31,	December 31,
	2010	2009
Due to the president of the Company,
interest at 8%, originally due
February 28, 2009 and now are due
on demand, convertible into common
stock at a conversion price of
$2.00 per share:
Principal	$192,054	$192,054
Accrued interest	36,285	20,921

Due to the secretary of the Company,
interest at 8%, originally due
February 28, 2009 and now are due
on demand, convertible into common
stock at a conversion price of
$2.00 per share:
Principal	39,961	39,961
Accrued interest	7,550	4,353

Due to a director of the Company,
interest at 10%, due on September
16, 2011 ($100,000) and November
4, 2011 ($50,000), convertible into
common stock at a conversion
price of $2.50 per share:
Principal	150,000	-
Interest	3,685	-

Due to investors, interest at 15%,
Originally due from February 28,
2010 to March 16, 2010 and now are
due on demand, convertible into
common stock at a conversion price
of $2.50 per share:
Principal	50,000	50,000
Accrued interest	13,675	6,175

Due to investors, interest at 10%,
due from July 27, 2011 to October
19, 2011, convertible into common
stock at a conversion price of
$2.50 per share:
Principal	100,000	-
Interest	3,678	-

Totals	$596,888	$313,464

NOTE 4 - COMMON STOCK

In March 2009, the Company issued and contributed a total of 72,500 shares of Common Stock to all eligible employees of the Omagine, Inc. 401(k) Plan (two of the three employees are directors of the Company and all three are officers of the Company).

In August 2009, the Company sold 2,000 shares of Common Stock to a Director of the Company at a price of $0.70 per share for proceeds of $1,400.

From May 2009 to December 2009, the Company issued a total of 1,308,877 shares of Common Stock for proceeds of $555,000 under the Standby Equity Distribution Agreement with YA Global Investments, L.P. (See Note 7).

On December 30, 2009, Omagine's stockholders authorized the Board of Directors to effect a 1-for-100 reverse stock split immediately followed by a 20-for-1 forward stock split of the Company's Common Stock (collectively, the "Stock Splits"). The Stock Splits resulted in a net reduction of 42,643,614 shares of Common Stock leaving 10,660,904 shares of Common Stock outstanding as of December 31, 2009. The shareholders also authorized the Board of Directors to reduce the Common Stock authorized from 75,000,000 to 50,000,000 shares. The accompanying financial statements have been retroactively adjusted to reflect the Stock Spli t.

From March 2010 to June 2010, the Company issued a total of 618,697 shares of Common Stock for proceeds of $250,000 under the Standby Equity Distribution Agreement with YA Global Investments, L.P. (See Note 7).

In March 2010, the Company issued and contributed a total of 289,996 shares of Common Stock to all eligible employees of the Omagine, Inc. 401(k) Plan (two of the three employees are directors of the Company and all three are officers of the Company).

On June 2, 2010, the Company issued 118,750 shares of Common Stock to an investor relations firm in payment of debt totaling $47,500.

On July 23, 2010, the Company issued 82,305 shares of Common Stock to the Company's Controller in payment of accrued payroll of $100,000.

From July 2010 to November 2010, the Company sold a total of 336,972 shares of Common Stock for proceeds of $304,500.

NOTE 5 - STOCK OPTIONS

On September 20, 2007, the Company registered 2.5 million shares of its Common Stock reserved for issuance under the Alfa International Corp. 2003 Stock Option Plan, renamed the Omagine, Inc. 2003 Stock Option Plan by ratification of shareholders on December 30, 2009 (the "Plan") for resale by filing a registration statement with the SEC on Form S-8. This registration statement did not increase either the total number of shares outstanding or the number of shares reserved for issuance under the Plan. The adoption of the Plan was approved by the Board of Directors in March 2004 and ratified by the Company's shareholders on September 1, 2004.

The Plan is designed to attract, retain and motivate employees, directors, consultants and other professional advisors of the Company and its subsidiaries (collectively, the "Recipients") by giving such Recipients the opportunity to acquire stock ownership in the Company through the issuance of stock options to purchase shares of the Company's Common Stock.

A summary of stock option activity, adjusted for the effect of Stock Splits, is as follows:

	Year Ended Dec. 31,
	2010	2009

Outstanding at January 1	530,000	530,000
Granted and Issued	4,000	-
Exercised	-	-
Forfeited / expired / cancelled	(6,000)	-

Outstanding at December 31	528,000	530,000

Exercisable at December 31	404,000	340,000

Stock options outstanding at December 31, 2010 (all non-qualified) consist of:

Year Granted	Number Outstanding	Number Exercisable	Exercise Price	Expiration Date

2001	150,000	150,000	$1.25	August 31, 2011
2005	40,000	40,000	$4.10	December 31, 2011
2007(A)	160,000	128,000	$1.25	March 31, 2017
2007	12,000	12,000	$4.50	October 29, 2012
2008	6,000	6,000	$4.00	December 31, 2012
2008(B)	150,000	60,000	$2.60	September 23, 2018
2008(C)	6,000	4,000	$2.60	September 23, 2013
2010	4,000	4,000	$0.51	June 30, 2015

TOTALS	528,000	404,000

(A) The 32,000 unvested options relating to the 2007 grant are scheduled to vest on April 1, 2011.

(B) The 90,000 unvested options relating to the 2008 grant are scheduled to vest 30,000 on each September 24, 2011, 2012 and 2013.

(C) The 2,000 unvested options relating to the 2008 grant are scheduled to vest on September 24, 2011.

As of December 31, 2011, there was $221,011 of total unrecognized compensation cost relating to unexpired stock options. That cost is expected to be recognized $92,498 in 2011, $75,447 in 2012 and $53,066 in 2013.

NOTE 6 - INCOME TAXES:

Deferred tax assets are comprised of the following:

	Year Ended December 31,
	2010	2009
Federal net operating loss
carry forwards	$3,995,000	$3,670,000

State and city net operating loss
carry forwards, net of
federal tax benefit	1,168,000	1,040,000
	5,163,000	4,710,000
Less: Valuation allowance	5,163,000	4,710,000

	$-	$-

The Company's effective tax rate differs from the expected federal income tax rate due to changes in the valuation allowance at December 31, 2010 and 2009.

Management has determined, based on the Company's current condition, that a full valuation allowance is appropriate at December 31, 2010.

At December 31, 2010, the Company had federal net operating loss carry forwards of approximately $11,414,000, expiring in various amounts from fiscal year 2011 to fiscal year 2030. Current United States income tax law limits the amount of loss available to offset against future taxable income when a substantial change in ownership occurs.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its executive office in New York, New York under a ten-year lease entered into in February 2003. Rent expense for the Company's executive offices for 2010 and 2009 was $88,607 and $88,127 respectively. The Company also rents warehouse space in Jersey City, New Jersey under a month to month lease. Rent expense for the warehouse space for 2010 and 2009 was $6,900 and $12,075 respectively. The Company also leases office space in Muscat, Oman under a lease expiring June 30, 2011. Rent expense for the Company's Oman office for 2010 and 2009 was $40,560 and $40,774, respectively.

At December 31, 2010, the future minimum lease payments under non-cancelable operating leases are as follows:

2011	56,800
2012	56,800
2013	9,466

Total	$123,066

Employment Agreements

Pursuant to an employment agreement dated September 1, 2001, Omagine was obligated to pay its President and Chief Executive Officer an annual base salary of $125,000 through December 31, 2010 plus an additional amount based on a combination of net sales and earnings before taxes. The Company's Compensation Committee will decide terms of a new employment agreement in the second quarter of 2011.

Omagine had been obligated to employ its Vice-President and Secretary under an employment agreement which was cancelled. Provided the Company is successful in signing the Development Agreement with the Government of Oman for the Omagine Project, the Company intends to enter into a new employment agreement with this individual.

Equity Financing Agreement

On December 22, 2008, Omagine entered into a Standby Equity Distribution Agreement (the "SEDA") with YA Global Investments, L.P. ("YA"). Pursuant to the terms of the SEDA Omagine may, at its sole option and upon giving written notice to YA (a "Purchase Notice"), sell shares of its Common Stock to YA (the "Shares") at a "Purchase Price" equal to 95% of the lowest daily volume weighted average price for a share of Omagine's Common Stock as quoted by Bloomberg, L.P. during the five (5) consecutive trading days following such Purchase Notice (the "Pricing Period"). During the term of the SEDA, the Company is not obligated to sell any Shares to YA but may, at its sole discretion, sell that number of Shares valued at the Purchase Price from time to time in effect that equals five million dollars ($5,000,000). YA is obligated to purchase such Shares from the Company subject to certain conditions including (i) Omagine filing a registration statement with the Securities and Exchange Commission (the "SEC") to register the Shares ("Registration Statement"), (ii) the SEC declaring such Registration Statement effective, (iii) periodic sales of Shares to YA must be separated by a time period equal to the Pricing Period, and (iv) the amount of any such individual periodic sale of Shares may not exceed two hundred thousand Dollars ($200,000). The Company has filed the Registration Statement with the SEC and the SEC declared Omagine's Registration Statement to be effective as of May 1, 2009 and its effective status expired on April 30, 2010. The Company filed a new Registration Statement with the SEC to continue to make Sales available to it pursuant to the SEDA and the SEC declared such new Registration Statement to be effective as of June 7, 2010. The SEDA expires on April 30, 2011 and the effectiveness of the Company's Registration Statement expires subsequent to April 30, 2011. All sales of Shares pursuant to the SEDA are made at the sole discretion of the Company.

The Company has executed a new term sheet ("Term Sheet") with YA for a new SEDA under substantially the same terms and conditions as the SEDA executed between YA and the Company in December 2008. The Company is currently reviewing the new SEDA documents and plans to conclude any discussions with YA and enter into the new SEDA during the second quarter of 2011.

Omagine Project

The Company's proposed Omagine Project is planned to be developed on one million square meters (equal to approximately 245 acres) of beachfront land facing the Gulf of Oman (the "Omagine Site") just west of the capital city of Muscat and nearby Muscat International Airport. The Company is awaiting the signing of a Development Agreement with the Government of Oman for the Omagine Project.

The Omagine Project contemplates the integration of cultural, heritage, educational, entertainment and residential components, including a theme park and associated exhibition buildings, shopping and retail establishments, restaurants and several million square feet of residential development.

NOTE 9 - SUBSEQUENT EVENTS

From January 2, 2011 to April 15, 2011, the Company issued a total of 170,502 shares of Common Stock for proceeds of $150,000 under the Standby Equity Distribution Agreement with YA Global Investments, L.P.

On January 19, 2011, the Company issued and contributed a total of 51,784 shares of Common Stock to all eligible employees of the Omagine, Inc. 401(k) Plan (two of the three employees are officers of the Company).

On February 11 and 22, 2011, the Company sold a total of 57,018 shares of Common Stock to one accredited investor for total proceeds of $50,000.

On March 3, 2011, the Company issued 15,000 shares of Common Stock to a third party vendor for services rendered to the Company.